

annual report 2004



O·I·CORPORATION

O.I. Corporation dba OI Analytical is a company that develops, manufactures, markets, and services chemical analysis products that detect, measure, analyze, and monitor chemical compounds in solids, liquids, and gases. The Company's products are used worldwide in environmental analysis, pharmaceutical, chemical, electronic, petrochemical, power generation, defense, food, beverage, and HVAC industries.



$30,000
25,000
20,000
15,000
10,000
5,000
2000
2001
2002
2003
2004

Net Revenue
(in thousands)



$2,500
2,000
1,500
1,000
500
2000
2001
2002
2003
2004

Net Income
(in thousands)



$16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
2000
2001
2002
2003
2004

Working Capital
(in thousands)



$25,000
20,000
15,000
10,000
5,000
2000
2001
2002
2003
2004

Stockholders' Equity
(in thousands)



$3,000
2,500
2,000
1,500
1,000
500
2000
2001
2002
2003
2004

Operating Income
(in thousands)



$8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
2000
2001
2002
2003
2004

Book Value
per Share
(dollars)

to our shareholders

2004 performance highlights

- Total revenues increased approximately 13% to over $28 million, which was an all-time high.
- International sales increased 24% to over $8 million, which was an all-time high as well.
- Operating income increased 39% to $2.8 million after we expensed $483,000 of acquired in-process research and development from Intelligent Ion, Inc. (III).
- Net income was up 8% to $1.8 million even after recognizing expenses of approximately $1,459,000 relating to our investment in III.
- Earnings per share, fully diluted for the year ending December 31, 2004, were $0.61 per share compared to $0.58 per share for the prior year.
- Our stock price closed the year of 2004 at $9.95, a 14% increase compared to the closing price in 2003, and 145% increase compared to the closing price in 2002.
- We achieved strong sales of our Eclipse Purge-and-Trap (P&T) Sample Concentrator.
- We opened OI Analytical Shanghai, a sales and product support center, in Shanghai, China.
- We acquired intellectual property rights in the field of mass spectrometry when we purchased substantially all of the assets of III.
- We invested in educational programs to expand the skills, leadership capability, and commitment of the OI Analytical team.

orporation's amental objective is to maximize the long-term return to shareholders.

results of operations

We are pleased to report to shareholders that 2004 was a successful year for the Company.

Revenues increased approximately 13% for the fiscal year ending December 31, 2004, which follows an increase in revenue of 6% in fiscal 2003, compared to the prior year. Revenue growth in 2004 was driven by higher sales of gas chromatography (GC) components and systems led by the Eclipse P&T Sample Concentrator and the MINICAMS® air monitoring system. Sales also increased for total organic carbon (TOC) analyzers, continuous flow analyzers, and on-line beverage monitors.

Factors contributing to our successful financial performance in 2004 include increased revenue, product mix, and cost management. Together these factors allowed us to increase operating income, while at the same time increase spending on research and development. We cannot make any assurances that we can repeat such performance in 2005.

Compare Five-Year Cumulative Total Return among O.I. Corporation, NASDAQ Market Index, and SIC Code Index



DOLLARS
275
250
225
200
175
150
125
100
75
50
25
0
2000
2001
2002
2003
2004
O.I. CORPORATION
NASDAQ MARKET INDEX
SIC CODE INDEX

Assumes $100 invested on January 01, 2000
Assumes dividend reinvested
Fiscal Year Ending December 31, 2004

In 2004, the U.S. Government continued acceptance testing our new automated Continuous Sampling System coupled with the MINICAMS to address new air monitoring levels as promulgated by the Centers for Disease Control and Prevention. The new requirements will significantly lower airborne exposure limits to protect the health and safety of workers and the general population during the disposal and transport of these agents. The MINICAMS product detects and measures toxic airborne chemical compounds and is used to monitor for the presence of chemical warfare agents such as Mustard (HD), Sarin (GB), Soman (GD), Tabun (GA), and Lewisite (L).


Eclipse

In 2004 our LAN 9000 On-Line Beverage Monitor sales increased, and were highlighted by sales to a major soft drink producer's premier bottling plant located near its headquarters. The LAN 9000 measures the sugar or artificial sweetener, and carbon dioxide in beverage process streams.

The Eclipse, our new generation P&T sample concentrator, was well accepted by customers in 2004, including the China Environmental Protection Agency. We continued to add accessories to the product line, including two autosamplers, one for water and one for a combination of water and soil, an Automated Multipoint Process Sampler (AMPS) module for 24-hour automated monitoring of municipal or process water supplies, and a productivity-enhancing device, the pH Express™.

research and development (R&D)

In 2003 we announced our commitment to increase spending on R&D for potential new products. In 2004, R&D spending increased by 11% to $2,998,000, compared to the prior year. R&D expenses represented 10.5% of revenues for 2004 and 10.7% of revenues for the same period of the prior year. We expect R&D expenses to fluctuate quarterly, but in total, they will likely increase in 2005. Such increased expenses may result in quarterly or annual operating losses in the coming two-year period. We believe cash on hand and operating income will allow us to maintain our commitment to this R&D plan.



$3,000
2,500
2,000
1,500
1,000
500
2000
2001
2002
2003
2004

Research & Development (in thousands)



balance sheet

Our working capital increased 22% to $15,989,000 for the year ending 2004, compared to the prior year. As of December 31, 2004, we had no debt and had cash and investments of approximately $10,126,000. The Company's balance sheet, profitability, and cash flow are important competitive assets that permit us to fund internal growth opportunities and pursue strategic acquisitions.

an acquisition with significant opportunity

Our acquisition of the assets of Intelligent Ion, Inc. (III) is consistent with our strategy to significantly increase investment in new product development. We know this acquisition includes significant risk because the acquired technology has never been successfully applied in the field of mass spectrometry. However, we consider the risk to be appropriate based on our belief that, if the technology works as expected, it represents a significant upside potential for the Company.

Mass spectrometry is a powerful technique, which in its various forms, can be used in almost every conceivable industry that requires chemical or material analysis. Because of its use in a wide range of applications, the technology represents a large potential market and therefore is of interest to most of the major suppliers in the analytical instruments industry. We understand that being a new entrant in a market contested by large companies represents high risk, and we were careful in selecting a strategy for entering the market. After considering the available options, we decided to work with a technology controlled by III, an early-stage company attempting to develop miniaturized mass spectrometers.

III-controlled technology included licenses from Caltech's Jet Propulsion Laboratory, the University of Washington, and technologies developed in-house. The products were to be differentiated by speed of operation, portability, and cost. III had established a network of contacts and of leading researchers in the field of mass spectrometry that we now have access to as a result of our acquisition and they will be valuable resources as we consider strategies to fully exploit the acquired technology.

Upon proof that the technology can be effectively used as a detector in the field of mass spectrometry, we will focus on developing and introducing a mass spectrometry product that can be used to detect, measure, and monitor chemicals for industrial, environmental, laboratory, or governmental applications where speed, portability, reliability, and ease of use are especially important.

Simply stated, the technology we acquired includes a miniaturized magnetic-sector mass spectrometer with a charge-coupled device (CCD) that is specially designed to collect and convert ions into electrical signals. Because of the anticipated efficiency and speed facilitated by the CCD as the mass spectrometer ion detector, we plan to design a product that will offer increased performance, lower cost of ownership, and lower power consumption, all in a small compact product package.

international markets

We continually work to develop more effective distribution channels with focus on countries representing the largest worldwide economies and emerging markets. International sales for 2004 increased 24% to $8,405,000, or 30% of revenues, as compared to $6,764,000, or 27% of revenues for 2003.

In the second quarter of 2004, we established OI Analytical Shanghai, a Chinese legal entity. From this location, we provide local sales and technical support to our representatives, distributors, and end users of our products. In the fourth quarter of 2004, we launched an all-Chinese language website based in China.


$9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
2000
2001
2002
2003
2004

International Sales
(in thousands)





looking ahead for 2005 and beyond

Our vision is for O.I. Corporation to be a company that provides strong, long-term growth in shareholder value, where employees feel they are part of a successful team that pursues well-defined, achievable goals, and a company that customers consider as a premier supplier.

We have identified certain of our product portfolios in which we will pursue a leadership position. We believe the revenues from our current portfolio of products represents only about 15% of the markets we serve. Therefore, we have the potential for strong growth if we achieve our goal of leadership in the selected markets we serve.

We compete in markets that have undergone significant change over the years and are mature. While overall growth rates in these markets are likely to be modest, numerous opportunities for more robust growth exist within these markets, and we will aggressively pursue these opportunities by developing and acquiring products to serve needs within these markets. As we look toward 2005, we are optimistic but remain cautious as demand for capital equipment fluctuates and may not equal the levels we experienced in 2004. We believe our financial position will allow us to maintain a clear focus on our strategic goals through selectively increasing product development, sales, and marketing expenditures to capitalize on value-creating opportunities.

Our priorities in 2005 start with our focus on maintaining our commitment to R&D and new product development, continued efforts to sell our products globally, and the pursuit of operational excellence. When the economy strengthens, we expect demand for our products to increase, and we plan to be well positioned to benefit from that demand.

acknowledgements

I salute the hard-working and dedicated employees of O.I. Corporation for without their support and cooperation our successes in 2004 would not have been possible. The Board of Directors again contributed their experience and professional skills to assist in developing strategies, and then stood back to challenge management's execution of the strategy. I am confident that the efforts of the O.I. team and the Board of Directors will continue to bring increased value to our shareholders.

Will Botts

William W. Botts
President and Chief Executive Officer



our vision

for the changing world

Recent global events have dramatically changed the world in which we live. We face challenges of far greater dimension and complexity than we ever thought possible. Relying on traditional, prescribed strategies and practices can leave us vulnerable to unprecedented dangers and insecurities, forcing us to change how we work and live.

How will we respond to this new world?

- By pursuing opportunities with a sense of responsibility
- By overcoming technological challenges
- By assisting government and society in deploying solutions

OI Analytical will move forward and thrive through our initiative, innovation, and intelligent product designs. Our approach to business reflects this vision for the future.



product highlights

Eclipse Purge-and-Trap Sample Concentrator

Flexible design for increased productivity

LAN 9000 On-line Beverage Monitor

A new standard for accuracy and reliability



our products

Safeguarding our quality of life with equipment to test the air we breathe, the water we drink, and the foods we eat.



The MINICAMS, an automated, field-portable, air monitoring system, detects and measures toxic airborne chemical compounds, including chemical warfare agents such as Mustard (HD), Sarin (GB), Soman (GD), Tabun (GA), and Lewisite (L). The MINICAMS provides rapid notification when detecting target compounds in situations where it really counts.

We believe the MS technology acquired in the III asset purchase offers the potential to design products that provide rapid, sensitive, chemical analysis. The technology should be ideal for use in small, compact, portable analyzers capable of measuring target compounds in air at the part-per-trillion level. We believe the technology will allow detection of toxic vapors occurring in working environments and in potential dangerous atmospheres in time to evacuate, warn others, or put on protection equipment.





The general public is more concerned about the purity of the water we drink than the quality of the wastewater discharged by an industrial plant. But measuring amounts of impurities in both types of water are of critical importance to our health and the well-being of our environment. Our total organic carbon analyzers can be used to perform wet oxidation and high-temperature combustion methods to analyze a wide array of water samples with complete confidence.

Comprehensive, integrated system solutions offer VOC and pesticide analysis in environmental and food samples. VOCs are a variety of volatile organic compounds used in everyday products. VOCs in solvents, degreasers, cleaning solutions, dry cleaning fluids, pesticides, and plastics can enter drinking water systems through spills and improper disposal. Public drinking water systems must monitor minute quantities of VOCs in water because of health concerns including cancer, organ damage, and blood and nervous system disorders.



Many pesticides can leave residues in or on treated fruits, vegetables, grains, and other foods. To help ensure the safety of our food supply, integrated GC systems are used to monitor the amount of pesticide residue on each treated food commodity.

Intelligent designs open new possibilities for enhanced productivity and flexibility.

The global economy makes innovation imperative for instrument companies to thrive and be competitive. In the 1990s, innovation focused on new technologies. As we move forward into the 21st century, the emphasis shifts to sound design to provide increased value, enhanced efficiency, and improved workflow.



Our new products incorporate design features that transform instruments from machinery into workplace assistants.

- User-friendly touchscreen graphical interfaces speed up instrument setup and reduce errors. Integrated LCDs provide real-time instrument status at a glance. Intuitive single-touch icons simplify and automate equipment use and maintenance.

- International language capabilities support non-English speaking users, enhancing our market presence in Asia and Latin America.

- Network capabilities provide remote operation and control. Plant managers can now access data about production quantity and efficiency to improve performance and quality, and ultimately to lower costs. An instrument connected to a company's network can send information to its national headquarters. On-line process monitoring analyzers, such as the LAN 9000, provide reports and communicate with the outside world, reducing employee workloads and decreasing repetitive tasks.

- State-of-the art data security features maintain FDA 21 CFR and GLP compliance, ensure control over information, and protect against loss of sensitive and proprietary material.

THIS PAGE INTENTIONALLY LEFT BLANK

O·I·CORPORATION

FORM 10-K

FORM 10-K

TABLE OF CONTENTS

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

[√] Annual report pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2004

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number: 0-6511

O. I. CORPORATION
(Exact name of registrant as specified in its charter)

Oklahoma (State of Incorporation)	**73-0728053** (IRS Employer Identification No.)
151 Graham Road, Box 9010 **College Station, Texas** (Address of principal executive offices)	**77842-9010** (Zip Code)

Registrant's Telephone Number, including area code: (979) 690-1711
Securities Registered Pursuant to Section 12(b) of the Act: NONE
Securities Registered Pursuant to Section 12(g) of the Act:

Title of class
Common Stock, par value $0.10 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [√] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [√]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes [ ] No [√]

The aggregate market value, as of June 30, 2004, of the common stock (based on the average of bid and asked prices of these shares on NASDAQ) of O. I. Corporation held by non-affiliates was approximately $21,798,973.

The number of shares outstanding of the common stock as of March 14, 2005 was 2,823,137.

DOCUMENTS INCORPORATED BY REFERENCE
Proxy Statement for the 2005 Annual Meeting of Shareholders
Part III information is incorporated by reference from the Proxy Statement

PART I

Item 1. Business

General

O. I. Corporation (referred to as "the Company," "we," "our" or "us") was organized in 1963, in accordance with the Business Corporation Act of the State of Oklahoma, as Clinical Development Corporation, a builder of medical and research laboratories. In 1969, the Company moved from Oklahoma City, Oklahoma to College Station, Texas, and the Company's name was changed to Oceanography International Corporation. The Company's name was changed to O.I. Corporation in July 1980; and in January 1989, the Company began doing business as OI Analytical to better align the company name with the products offered and markets served.

O. I. Corporation provides innovative products for chemical analysis. The Company's products perform sample preparation, detection, analysis, measurement, and monitoring applications in food, beverage, pharmaceutical, semiconductor, power generation, chemical, petrochemical, and defense industries. Headquartered in College Station, Texas, the Company's products are sold worldwide by a direct sales force, independent sales representatives, and distributors. The Company's principal business strategy is to direct its product development capabilities, manufacturing processes, and marketing skills toward market niches, which it believes it can successfully penetrate and then assume a leading position. Management continually emphasizes product innovation, improvement in quality and product performance, on-time delivery, cost reductions, and other value-added activities. The Company seeks growth opportunities through technological and product improvement, the development of new applications for existing products, and by acquiring and developing new products, new markets, and new competencies.

The Company's web site is located at *www.oico.com*. The Company makes available, free of charge, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is filed with the Securities and Exchange Commission ("SEC"). These filings are also available through the SEC's website at *www.sec.gov*.

Recent Developments

The Company has historically expanded through internal development of new products and technologies, through the acquisition of technologies, product lines, market positions, competencies, businesses, and through entering into alliances, distributorships, original equipment manufacturer supply agreements (OEMs), and value added reseller agreements (VARs). Such developments, acquisitions, and agreements have provided the Company additional technologies, specialized manufacturing or product development expertise, and broader capabilities in marketing and distribution.

On December 23, 2004, we completed the purchase of certain assets of Intelligent Ion, Inc. (III), including intellectual property owned or licensed by III, prototype products, software, and research assets. The completion of the purchase terminated the strategic alliance between the Company and III, that included a Product Purchase Agreement to fund III's product development efforts and an investment of $1,000,000 in a Series A Preferred Stock offering by III in December 2003, which was a condition precedent to entering into the Product Purchase Agreement. The purchase marks the Company's entry into the field of mass spectrometry and is consistent with our strategy, announced in 2003, to increase research and development in an effort to bring new and innovative products to market.

Products

Gas Chromatography Instruments and Systems The Company designs, manufactures, markets, and services components for gas chromatographs (GCs), including detectors and sample introduction instruments. Gas chromatography is an analytical technique that separates organic compounds based on their unique physical and chemical properties. The use of gas chromatography in a number of diverse applications has led to the continuous development of a broad range of sample introduction and detector devices. Advances in the field are based on technology improvements that provide improved sample introduction, faster analysis, lower level and selective detection, ease-of-use, and increased reliability. GC instruments currently manufactured by the Company include the following:

> Electrolytic Conductivity Detector (ELCD); Photoionization Detector (PID); Flame-Ionization Detector (FID); Tandem PID/ELCD; Tandem PID/FID; Halogen Specific Detector (XSD)™; Flame Photometric Detector (FPD); Pulsed Flame Photometric Detector (PFPD); Injectors and Inlets; Eclipse Purge-and-Trap Sample Concentrator (P&T); P&T Autosamplers; Preconcentration and Thermo Desorption Device; Air Tube Concentrators; Volatile Organic Sample Train (VOST); and Multi-Point Sampling Inlet Module.

The Company purchases analytical instruments including GCs and GC mass spectrometers (GC/MS) manufactured by GC companies, including purchases under an OEM agreement with Agilent Technologies, Inc. The Company integrates GC components with GCs and GC/MS to form customized GC analyzer systems including: VOC (volatile organic carbon) analyzers, BTEX (Benzene, Toluene, Ethylbenzene, and Xylenes) analyzers, pesticide analyzers, fluorinated by-products (FBA) analyzers, continuous emissions monitoring (CEM), continuous air monitoring analyzers for air toxins and VOCs, permeation testing analyzers, and ethyleneoxide analyzers.

The Company configures GC systems in standard and custom configurations to meet market needs in the laboratory, in the field, and on-line. Configured systems can analyze chemical compounds in gas, liquid, or solid matrices using the appropriate components. One such configured continuous air monitoring analyzer is the MINICAMS. The MINICAMS product, which is used to monitor, detect, and measure toxic airborne chemical compounds and is used to monitor for the presence of chemical warfare agents such as Mustard (HD), Sarin (GB), Soman (GD), Tabun (GA), and Lewisite (L). In 2004, the U.S. Government continued acceptance testing of our new automated Continuous Sampling System coupled with the MINICAMS to address new air monitoring levels as promulgated by the Centers for Disease Control and Prevention. The new requirements will significantly lower airborne exposure limits to protect the health and safety of workers and the general population during the disposal and transport of these agents.

Total Organic Carbon Analyzer Systems The Company designs, manufactures, markets, and services Total Organic Carbon (TOC) analyzers and related accessories that are used to measure organic and inorganic carbon levels in ultrapure water, drinking water, groundwater, wastewater, soils, and solids. The Company's TOC analyzers are used in testing required by the U.S. Environmental Protection Agency and testing ultrapure water used in U.S. pharmaceutical methods; the manufacturing of semiconductors; power generation; and oceanographic research. TOC products produced by the Company include: High Temperature Persulfate TOC Analyzer, Combustion TOC Analyzer, and TOC Solids Analyzer.

Automated Chemistry Analyzers The Company designs, manufactures, markets, and services Segmented Flow Analyzers (SFA), Flow Injection Analyzers (FIA), and field portable instruments such as the Flow Solution® IV, Flow Solution 3000, and CNSolution™ 3000 (cyanide analyzer). These instruments perform a wide range of ion analyses, including the measurement of nitrate, nitrite, phosphate, ammonia, chloride, alkalinity, and sulfate in liquids. The Company's CN Analyzer can perform total cyanide analysis in a number of industrial applications including cyanide testing in gold and silver mining, electroplating, metal finishing, and semiconductor operations. The SFA, FIA, and CN Analyzer products may be equipped with autosamplers to enhance productivity.

Sample Preparation Products and Systems The Company designs, manufactures, markets, and services sample preparation instrumentation used to prepare sample matrices for analysis. The most time-consuming part of chemical analysis is sample preparation. Procedures, techniques, and instruments that can reduce total sample preparation time are highly desirable for analysis of chemical compounds. The Company's sample preparation products and systems include Microwave Digestion Systems and Gel Permeation Chromatography (GPC) Systems.

Filtometers The Company designs, manufactures, markets, and services non-dispersive infrared instruments (NDIR) that are sometimes called filtometers. The filtometer uses a light source and an interference filter to send light of a specific wavelength through a sample. The sample's absorbance of the light, as measured by a suitable detector, is a direct measure of the sample's concentration. This makes the filtometer well suited to making repeated measurements on individual samples or continuously on a process stream or air. The Company provides two products employing filtometer technology including:

Continuous Refrigerant Monitors are used by the chiller/refrigerant industry for the rapid detection of low-level refrigerant leaks and for monitoring carbon monoxide gas in parking garage applications. These instruments can monitor for all refrigerants including CFCs (chlorofluorocarbons), HFCs (hydrofluorocarbons), HCFCs (hydrochloro-fluorocarbons), and ammonia and meet ASHRAE (American Society of Heating, Refrigerating, and Air-conditioning Engineers) 15-2001 Safety Code Requirements.

Beverage Analyzers are used on-line and in the laboratory to measure dissolved Brix (sugar), diet syrup, and carbon dioxide in beverages. This equipment is currently used in soft-drink bottling plants, breweries, and wineries.

Sales by Location

All of the Company's assets are located in the United States, and all sales are conducted in U.S. dollars. Estimated net revenues attributable to the United States, export revenues as a group, and the number of countries in which export revenues were generated, are as follows:

$ in thousands	2004	2003	2002	2001	2000
Net Revenues:					
United States	$ 20,075	$ 18,442	$ 17,699	$ 21,231	$ 19,402
Export	8,405	6,764	5,984	4,638	4,999
Total	$ 28,480	$ 25,206	$ 23,683	$ 25,869	$ 24,401
% Net Revenues:					
United States	70%	73%	75%	82%	80%
Export	30%	27%	25%	18%	20%
Total	100%	100%	100%	100%	100%
Number of countries-export	64	62	70	58	61

Sales to the Asia-Pacific region were approximately 16% of net revenues for 2004 and 13% of net revenues for 2003; and sales to the European-African region were approximately 10% of net revenues for 2004 and 13% of net revenues for 2002; however, sales did not exceed 10% of revenues to any particular international geographic area for any of the years 2001 or 2000.

For additional financial information, including financial information for the last three years on total assets, please see "Item 8. Financial Statements and Supplementary Data" and the notes to the consolidated financial statements included in this annual report.

Manufacturing

The Company manufactures products by using similar techniques and methods at two locations in the U.S. The Company's manufacturing capabilities include electro-mechanical assembly, testing, integration of components and systems, and calibration and validation of configured systems. The Company's products have been certified pursuant to safety standards by one or more of the following agencies: Underwriters Laboratories (UL), Canadian Standards Association (CSA), and/or the European Committee for Electrotechnical Standardization (CE). These agencies and others also certify that instruments meet certain performance standards and that advertised specifications are accurate. The Company has obtained and maintains ISO 9001 certification for its College Station, Texas and its Birmingham, Alabama, manufacturing operations.

Marketing

The Company markets and sells analytical components and systems that it manufactures and that are purchased for resale, provides on-site installation and support services, and distributes expendables and accessories required to support the operation of products sold. The Company sells its products domestically to end users through a direct sales channel, manufacturers' representatives, distributors and resellers, and internationally through independent manufacturers' representatives and distributors. The Company's marketing program for its products and services, both domestically and internationally, includes advertising, direct mail, seminars, trade shows, telemarketing, and promotion on the Company's Internet web site at *www.oico.com*.

Technical Support

The Company employs a technical support staff that provides on-site installation, service, and after-sale support of its products in an attempt to ensure customer satisfaction. The Company offers training courses, publishes technical bulletins containing product repair information, parts lists, and application support information for customers. Products sold by the Company generally include a 90-day to one-year warranty. Customers may also purchase extended warranty contracts or service contracts that provide coverage after the expiration of the initial warranty. The Company installs and services its products through its field service personnel and through third party contractors in the United States and Canada and through distributors and manufacturers' representatives internationally.

Research and Development

The analytical instrumentation industry is subject to rapid changes in technology. The Company's success is heavily dependent on its ability to continually improve its existing products, advance and broaden employed technologies, increase product reliability, improve product performance, improve handling of data produced from analysis, reduce the physical size of the product, reduce cycle time of analysis, and maintain or reduce product cost. Research and development costs, relating to both present and potential future products, are expensed as incurred, and such expenses were $2,998,000 in 2004, plus $483,000 of acquired in-process research and development, $2,698,000 in 2003, and $2,246,000 in 2002. The Company actively pursues development of potential new products, including custom-configured GC systems and components, instrument control and data reporting software systems, dedicated analyzers, including TOC and ion analyzers, on-line beverage monitors, and continuous air monitoring systems.

Patents

The Company holds both U.S. and international patents and has both U.S. and international patent applications pending. The Company currently holds 29 patents as of year-end 2004, which expire between the years 2005 and 2023, compared to 30 patents in the prior year. As a matter of policy, the Company vigorously pursues and protects its proprietary technology positions and seeks patent coverage on technology developments that it regards as material and patentable. While the Company believes that all of its patents and applications have value, its future success is not dependent on any single patent or application.

Competition

The Company encounters aggressive competition in all aspects of its business activity. The Company competes with many firms in the design, manufacture, and sale of analytical instruments, principally on the basis of product technology and performance, product quality and reliability, sales and marketing capability, access to channels of distribution and product support, delivery, and price. Most of the Company's competitors have significantly greater resources than the Company in virtually all aspects of competition, including financial and related resources, market coverage on a global basis, breadth of product(s) in each market segment(s) served, access to human and technical resources, buying power, and marketing strength, including brand recognition, market share, and bundled product sales.

Employees

As of December 31, 2004, the Company had 151 full-time employees. The Company employs scientists and engineers who research and develop potential new products. To protect the Company's proprietary information, the Company has confidentiality agreements with its employees who come in contact with such information. None of the Company's employees are covered by a collective bargaining agreement. Management believes that relations between the Company and its employees are good.

Executive Officers of the Registrant

See Item 10 of Part III of this annual report on Form 10-K.

Environmental Regulations

The Company believes it is in compliance with federal, state, and local laws and regulations involving the protection of the environment. The Company routinely handles small amounts of materials that might be deemed hazardous. Hazardous materials are primarily introduced into the Company's products by end users rather than by the Company. The Company believes there will be no material effect upon its capital expenditures, earnings, and competitive position caused by its compliance with federal, state, or local provisions regulating the discharge of materials into the environment or relating to the protection of the environment. However, to the extent that analytical instruments designed and manufactured by the Company for environmental analysis are purchased by its customers to assist them in complying with environmental regulations, changes to these regulations could affect demand for some of the Company's products.

Sources of Raw Materials

The Company produces its products from raw materials, component parts, and other supplies that are generally available from a number of different sources. The Company has few long-term contracts with suppliers. For certain purchased materials, the Company has developed preferred sources on the basis of quality and service. Several purchased components are supplied by single source suppliers. There can be no assurance that these preferred or single sources will continue to make materials available in sufficient quantities, at prices, and on other terms and conditions that are adequate for the Company's needs. However, there is no indication that any of these preferred or single sources will cease to do business with the Company. The Company believes that in the event of any such cessation, adequate alternate sources would be available, although perhaps at increased costs to the Company, or that the risk of cessation is only significant to the Company's older products for which the Company plans to discontinue manufacturing and support and that have been or will be replaced by newer versions. The Company uses subcontractors to manufacture certain components of its products. Subcontractors often are small businesses that can be affected by economics and other factors that would impact their ability to be a reliable supplier. Substitute suppliers and/or components may require reconfiguration of products, which might result in significant product changes in the view of customers, ultimately resulting in the Company having discontinued such products.

Backlog of Open Orders

The Company's backlog of orders on December 31, 2004 was approximately $4,402,000, compared to $3,172,000 on December 31, 2003 and $5,327,000 on December 31, 2002. The Company's policy is to include in its backlog only purchase orders or production releases that have firm delivery dates in the twelve-month period following December 31, 2004. Recorded backlog may not result in sales because of purchase order changes, cancellations, or other factors. The Company anticipates that substantially all of its present backlog of orders will be shipped or completed during 2005.

Seasonality

The Company believes that the demand for its products is not subject to significant seasonal variations, except that historically environmental markets are slower in the first and fourth quarters and governmental markets are stronger in the third quarter.

Customers

The Company's customers include various military agencies of the U.S. Government, industrial businesses, semiconductor manufacturers, engineering and consulting firms, municipalities, environmental testing laboratories, beverage bottlers, and chiller-refrigerant companies. Sales to the U.S. Government accounted for approximately 11% of revenues in 2004, no single customer accounted for more than 10% of revenues in 2003, and sales to Parsons Infrastructure & Technology Group, Inc. accounted for approximately 10% of revenues in 2002. Federal, state, and municipal governments and public and private research institutions in the aggregate accounted for 24% of revenues in 2004, 20% of revenues in 2003, and 17% of revenues in 2002. A decrease in sales to these groups could have a material adverse impact on the Company's results of operations. Export sales accounted for 30% of revenues in 2004, compared to 27% of revenues in 2003, and 25% of revenues in 2002.

Item 2. Properties

The Company owns a facility with space of approximately 68,650 sq.ft. located on 11.29 acres of land in College Station, Texas, and has good title, free of any encumbrances. The Company leases approximately 20,000 sq.ft. of office, engineering, laboratory, production, and warehouse space in Pelham, Alabama, a suburb of Birmingham, under a lease expiring in December 2006. The Company also leases 500 sq.ft. of office space in Edgewood, Maryland, under a lease, which can be renewed annually, and 5,144 sq. ft. of office space in Seattle, Washington under a six-month lease. The Company believes that its facilities are in good condition and are suitable for its present operations and that suitable space is readily available for expansion or if any of its leases are not extended.

Item 3. Legal Proceedings

From time to time, in the ordinary course of business, the Company has received, and in the future may receive, notice of claims against it, which in some instances have developed, or may develop, into lawsuits. Management does not expect any pending claim to have a material adverse effect on the consolidated financial position and results of operations of the Company.

Certain claims are pending against the Company with respect to matters arising out of the ordinary conduct of its business. For all claims, in the opinion of management, based upon presently available information, either adequate provision for anticipated costs has been made by insurance, accruals or otherwise, or the ultimate anticipated costs resulting will not materially affect the Company's consolidated financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of the security holders of the Company, through solicitation of proxies or otherwise, during the fourth quarter of 2004.

PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters

Common Stock Market Information The Company's common stock trades on the NASDAQ Stock Market under the symbol: OICO. Information below is contained in a statistical report obtained from the National Association of Securities Dealers, Inc. (NASD). The ranges of high and low trade prices per share of the Company's common stock for each quarterly period during fiscal 2004 and 2003 were as follows:

	2004		2003	
	High	Low	High	Low
First Quarter	$ 8.89	$ 7.45	$ 4.45	$ 3.50
Second Quarter	9.03	7.85	5.50	3.20
Third Quarter	9.25	7.99	6.12	4.86
Fourth Quarter	11.55	8.54	8.90	5.61

NOTE: The above quotations represent prices between dealers, do not include retail markup, markdown, or commission, and may not necessarily represent actual transactions.

Dividends The Company has never paid dividends on the Common Stock, and management does not anticipate paying any dividends in the foreseeable future.

Approximate Number of Holders of Common Stock As of March 14, 2005, there were approximately 809 holders of record of the Company's Common Stock.

Equity Compensation Plan Information

All existing equity compensation plans have been approved by security holders.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for future issuance (c)
Employee Stock Purchase Plan	--[1]	--[1]	136,825
2003 Incentive Compensation Plan	68,800	$ 7.29	279,000
1993 Incentive Compensation Plan	188,605	$ 4.56	--[2]
1987 Amended and Restated Stock Option and SAR Plan	15,300	$ 3.46	--[2]
	272,705	$ 5.20	415,825

1) Employees eligible to participate in the Employee Stock Purchase Plan may purchase shares of the Company's stock on a regular basis through payroll deductions. The price of the shares to the employees equals the average of the bid and ask price of the last five days of each fiscal quarter.
2) Both the 1987 and 1993 Incentive Compensation Plans have expired and no new securities may be issued.

Item 6. Selected Financial Data

The following table sets forth the Company's selected historical financial data for each of the five years in the period ended December 31, 2004. The selected historical financial data set forth below has been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 10-K. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and related notes included elsewhere in this annual report on Form 10-K.

($ in thousands except per share amounts)	2004	2003	2002	2001	2000
Income statement data:					
Net revenues	$ 28,480	$ 25,206	$ 23,683	$ 25,869	$ 24,401
Impairment of intangible assets	--	--	346	--	960
Acquired in-process research and development	483	--	--	--	--
Loss from unconsolidated investee	208	24	--	--	--
Impairment of investment in unconsolidated investee	768	--	--	--	--
Income before income taxes	2,218	2,385	871	2,963	978
Net income	1,762	1,635	658	2,006	616
Diluted earnings per share	$ 0.61	$ 0.58	$ 0.24	$ 0.74	$ 0.21
Balance sheet data:					
Total assets	$ 25,387	$ 22,707	$ 20,982	$19,391	$17,905
Working capital	15,989	13,105	12,355	11,478	8,983
Stockholders' equity	20,187	18,239	16,551	15,849	13,796
Common size income statement data:					
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	49.2	52.7	56.1	52.6	55.0
Gross profit	50.8	47.3	43.9	47.4	45.0
Selling, general, and administrative expenses	28.9	28.7	30.7	28.9	30.4
Research and development expenses	10.5	10.7	9.5	8.3	8.0
Acquired in-process research and development	1.7	0.0	0.0	0.0	0.0
Impairment of intangible assets	0.0	0.0	1.4	0.0	4.0
Operating income	9.7	7.9	2.3	10.2	2.6
Interest and other income, net	1.5	1.6	1.3	1.3	1.4
Loss from unconsolidated investee	0.7	0.1	0.0	0.0	0.0
Impairment of investment in unconsolidated investee	2.7	0.0	0.0	0.0	0.0
Income before income taxes	7.8	9.4	3.6	11.5	4.0
Provision for income taxes	1.6	2.9	0.9	3.7	1.5
Net income	6.2%	6.5%	2.7%	7.8%	2.5%

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to implement critical accounting policies and to make estimates that could significantly influence the results of operations and financial position. The accounting policies and estimates, which significantly influence the results of the Company's operations and its financial position, include revenue recognition policies, the valuation allowance for inventories and accounts receivable, evaluation of the impairment of and estimated useful lives of intangible assets, and estimates for future losses on product warranties.

Revenue Recognition The Company derives revenues from three sources: system sales, part sales, and services. For system sales and parts sales, revenue is generally recognized when persuasive evidence of an arrangement exists, delivery has occurred, the contract price is fixed or determinable, title and risk of loss has passed to the customer, and collection is reasonably assured. The Company's sales are typically not subject to rights of return, and, historically, sales returns have not been significant. System sales that do not involve unique customer acceptance terms or new specifications or technology with customer acceptance provisions, and that involve installation services are accounted for as multiple-element arrangements, where the fair value of the installation service is deferred when the product is delivered and recognized when the installation is complete. In all cases, the fair value of undelivered elements, such as accessories ordered by customers, is deferred until the related items are delivered to the customer. For certain other system sales that do involve unique customer acceptance terms or new specifications or technology with customer acceptance provisions, all revenue is generally deferred until customer acceptance. Deferred revenue from such system sales is presented as unearned revenues in accrued liabilities in the accompanying consolidated balance sheets.

Our products generally carry one year of warranty. Once the warranty period has expired, the customer may purchase an extended product warranty typically covering an additional period of one year. Extended warranty billings are generally invoiced to the customer at the beginning of the contract term. Revenue from extended warranties is deferred and recognized ratably over the duration of the contract. Unearned extended warranty revenue is included in unearned revenues in accrued liabilities in the accompanying consolidated balance sheets.

Accounts Receivable The Company maintains allowances for doubtful accounts for estimated losses resulting from the failure of its customers to make required payments and for estimated sales returns. Customers may not make payments or may return products due to a variety of reasons including deterioration of their financial condition or dissatisfaction with the Company's products. Management makes regular assessments of doubtful accounts and uses the best information available, including correspondence with customers and credit reports. If the Company determines that there is impairment in the ability to collect payments from customers, additional allowances may be required. Certain distributors or manufacturer's representatives in growing geographic areas, on management approval, may exceed credit limits to accommodate financial growth. Historically, the Company has not experienced significant bad debt losses, but the Company could experience increased losses if general economic conditions of its significant customers or any of the markets in which it sells its products were to deteriorate. This could result in the impairment of a number of its customers' ability to meet their obligations, or if management made different judgments or utilized different estimates for sales returns and allowances for doubtful accounts.

Inventories Inventories consist of electronic equipment and various components. The Company operates in an industry where technological advances or new product introductions are a frequent occurrence. Either one of these occurrences can significantly impair customer demand for a portion of the Company's inventory on hand, making it obsolete. The Company regularly evaluates its inventory and maintains a reserve for inventory obsolescence and excess inventory. As a policy, the Company provides a reserve for products with no movement in six months or more and which management determines, based on available market information, are no longer saleable. The Company also applies subjective judgment in the evaluation of the recoverability of the rest of its inventory based upon known and expected market conditions and company plans. If the Company's competitors were to introduce a new technology or product that renders a product sold by the Company obsolete or unnecessary, it could have a significant adverse effect on the Company's future operating results and financial position.

The Company had changes in required reserves in recent periods due to discontinuation of certain product lines and obsolescence related to new product introductions, as well as declining market conditions. As a result, the Company incurred net inventory charges of approximately $200,000 during fiscal 2002, approximately $151,000 during fiscal 2003 and approximately $42,000 in fiscal 2004.

Intangible Assets The Company's intangible assets primarily include product patents. The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142 on January 1, 2002, as required. Accordingly, the Company reviews the recoverability and estimated useful lives of other intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. During the quarter ended September 30, 2002, the Company completed an evaluation of the future prospects of certain products and determined that certain related intangible assets amounting to approximately $346,000 were impaired and written off by a charge to expense for the period ended December 31, 2002.

The intangible assets acquired from III in December 2004 consisted of patents and licenses. The majority of the purchase price was allocated to acquired in-process research & development as the technological feasibility of the in-process technology had not been established and the technology had no alternative future use.

Product Warranties Products are sold with warranties ranging from 90 days to one year, and extended warranties may be purchased for some products. The Company establishes a reserve for warranty expenditures and then adjusts the amount of reserve, annually, if actual warranty experience is different than accrued. The Company makes estimates of these costs based on historical experience and on various other assumptions including historical and expected product failure rates, material usage, and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage, or service delivery costs differ from estimates, revisions to the estimated warranty liability would be required.

Results of Operations

The following table summarizes the results of the Company's operations for each of the past three years. All percentage amounts were calculated using the underlying data in thousands.

	For the Years Ended December 31,				
	2004	Percentage Increase (Decrease)	2003	Percentage Increase (Decrease)	2002
Total net revenues	$ 28,480	13%	$ 25,206	6%	$ 23,683
Total cost of revenues	14,012	5%	13,286	0%	13,279
Gross profit	14,468	21%	11,920	15%	10,404
Selling, general, and administrative expenses	8,219	14%	7,225	(1%)	7,258
Research and development expenses	2,998	11%	2,698	20%	2,246
Acquired in-process research and development	483	100%	--	--	--
Impairment of intangible assets	--	--	-	(100%)	346
Operating income	2,768	39%	1,998	261%	554
Interest and other income	426	3%	412	30%	317
Loss from unconsolidated investee	(208)	766%	(24)	100%	--
Impairment of investment in unconsolidated investee	(768)	100%	--	--	--
Income before income taxes	2,218	(7%)	2,385	174%	871
Provision for income taxes	456	(39%)	750	252%	213
Net income	1,762	8%	1,635	148%	658
Diluted earnings per share	$0.61	5%	$0.58	142%	$0.24

2004 Compared to 2003

Net Revenues

Total net revenues for the year ended December 31, 2004 increased $3,274,000, or 13%, to $28,480,000, compared to $25,206,000 for the same period of the prior year. Net revenues increased due to strong sales of the Company's new Eclipse Purge-and-Trap Sample Concentrator, MINICAMS air-monitoring systems, continuous flow analyzers, the LAN 9000 beverage analyzer, and Total Organic Carbon analyzers (TOC). In 2004 our LAN 9000 On-Line Beverage Monitor sales increased, and were highlighted by a sales win to install new monitors at a major soft drink producer's premier bottling plant located near its headquarters. The LAN 9000 measures Brix, diet, and carbon dioxide in beverage process streams. The Eclipse, our new generation P&T sample concentrator, was well accepted by customers in 2004, including the China Environmental Protection Agency. We continued to add accessories to the product line, including two autosamplers, one for water and one for a combination of water and soil, an Automated Multipoint Process Sampler (AMPS) module for 24-hour automated monitoring of municipal or process water supplies, and a productivity-enhancing device, the pH Express™.

Both domestic revenues and international revenues increased for the year ended December 31, 2004, compared to the same period of the prior year. International revenues increased as a percentage of total revenues, as sales into Europe and Asia increased for the year ended December 31, 2004, compared to the same period of the prior year. During the second quarter of 2004, the Company increased its presence in Asia by opening a representative office in China. We believe that China is a growing market and opening this office will better position the Company to compete for business in China.

Increases in revenues from products were partially offset by decreases in revenues from services. Revenues from services decreased $78,000, or 3% to $2,918,000, compared to $2,996,000 for the same period of the prior year. Revenues from services decreased, compared to the same period of the prior year, primarily due to lower revenues from field repair and installation services.

Although net revenues may have increased for the year ended December 31, 2004, compared to the same period of the prior year, the environmental instrument market has been flat or declining over the past several years. Furthermore, improvement in the performance of some products is still offset by the below-expectations performance of certain other products. The Company continues to encounter strong competition and continues to seek improved distribution strategies for certain products in some channels and markets. We remain cautiously optimistic about future sales and have identified a number of products and strategies we believe will allow us to grow our business despite this decline, including the acquisition of complementary businesses, the development of new products, development of new applications for our technologies, and the strengthening of our presence in selected geographic markets. No assurance can be given that we will be able to successfully implement these strategies, or if successfully implemented, that these strategies will result in growth of the Company's business.

Neither inflation nor changing prices have had a material impact on the Company's net revenues over the past three fiscal years.

Gross Profit Gross profit for the year ended December 31, 2004 increased $2,548,000, or 21% to $14,468,000, compared to $11,920,000 for the same period of the prior year. Gross profit represented 50.8% of revenues for the year ended December 31, 2004, and 47.3% for the same period of the prior year. The increase in gross profit for the year ended December 31, 2004, compared to the same period of the prior year, was primarily due to an increase in revenues and improved product mix with more sales of higher margin, newer products manufactured by the Company, and less sales of gas chromatography equipment purchased under an original equipment manufacturers supply agreement.

Research and Development (R&D) Expenses R&D expenses for the year ended December 31, 2004 increased $300,000, or 11% to $2,998,000, compared to expenses of $2,698,000 for the same period of the prior year. R&D expenses represented 10.5% of revenues for the year ended December 31, 2004 and 10.7% of revenues for the same period of the prior year. The increase in R&D expenses for the year ended December 31, 2004 was due to a plan to focus on product development, which was announced in the second quarter of 2003. The plan stated our intention to intensify our R&D efforts on updating existing products and to develop new products to serve markets with growth potential greater than the environmental testing market. As stated previously, R&D spending will likely increase over historical levels as a dollar amount, and as a percentage of revenues. At this time, we plan to remain committed to this plan even at the risk of incurring an operating loss on a quarterly or annual basis.

Selling, General and Administrative (SG&A) Expenses SG&A expenses for the year ended December 31, 2004 increased $994,000, or 14% to $8,219,000, compared to $7,225,000 for the same period of the prior year, primarily due to increases in compensation and other related expenses, bad debt expense, accounting and other professional fees. SG&A expense increased in dollars, as well as a percentage of revenues for the years ended December 31, 2004 to 28.9% compared to 28.7% in 2003.

Acquired In-process Research and Development On December 23, 2004, we completed the acquisition of certain assets of III, including intellectual property owned and licensed by III, and prototype products. See Note 2 to the Consolidated Financial Statements for more detail of the transaction. The purchase price was assigned to the fair value of the assets acquired, including the in-process research and development. As of the acquisition date, technological feasibility of the in-process technology had not been established and the technology had no alternative future use. Accordingly, we expensed the entire amount of the in-process research and development of $483,000 at the date of the acquisition.

The key assumptions underlying the valuation of acquired in-process research and development are as follows:

Project Name:	Portable GC Mass spectrometer
Percent completed as of acquisition date:	20%-30%
Estimated costs to complete technology at acquisition date:	$1,500,000
Risk-adjusted discount rate:	20%
First period expected revenue:	Calendar Year 2006

The development of the acquired technology into a commercial product or products remains highly dependent on the remaining efforts to achieve technical viability, rapidly changing customer markets, uncertain standards for a new product, and significant competitive threats from several companies. The nature of the efforts to develop this technology into a commercially viable product consists primarily of research, planning, designing, experimenting, and testing activities necessary to determine that the technology can meet market expectations, including functionality and technical requirements. Failure of our research efforts to prove that the technology will function for the intended purpose, or to bring a product to market in a timely manner could result in a loss of market share or a lost opportunity to capitalize on emerging markets, and could have a material adverse impact on the future prospects of these R&D efforts. First period of expected revenue above should not be relied upon as a commitment or indication of product introduction date.

Subsequent to the acquisition of these assets, there have been no significant developments related to the current status of the acquired in-process research and development that would result in material changes to the assumptions.

Failure to achieve the expected levels of revenue and net income from a product or products based on this technology will negatively impact the return on investment expected at the time that the purchase was completed and may result in impairment charges to the $105,000 of other intangible assets acquired.

Operating Income Operating income for the year ended December 31, 2004 increased $770,000, or 39% to $2,768,000, compared to $1,998,000 for the same period of the prior year. The increase in operating income for the year ended December 31, 2004 is primarily due to the increase in revenues from product sales partially offset by an increase in R&D activity, SG&A expenditures, and from III in-process research and development expense acquired.

Interest and Other Income Other income, net, which is comprised of interest and dividend income from investments, interest income from customer leases, and gain/loss from dispositions of Company property, increased by $14,000, or 3% to $426,000, compared to $412,000 for the same period of the prior year, primarily due to more interest income from investments.

Loss From and Impairment of Investment in Unconsolidated Investee We incurred a loss of $208,000 relating to the write off of the losses from our investment in III, an unconsolidated investee, an investment which was a condition precedent to entering into the Product Purchase Agreement. The Company recognized a $768,000 impairment charge relating to its investment in the unconsolidated investee during the quarter ended September 30, 2004, due to an other than temporary decline in its fair value. (See Note 2 to the Consolidated Financial Statements).

Income Before Income Taxes Income before income taxes for the year ended December 31, 2004 decreased $167,000, or 7% to $2,218,000, compared to income of $2,385,000 for the same period of the prior year. The decrease in income before income taxes for the year ended December 31, 2004, was primarily due to losses relating to the Company's investment in III amounting to approximately $1,459,000 offsetting the increase in operating income.

Provision For Income Taxes Provision for income taxes decreased $294,000 for the year ended December 31, 2004 to a provision of $456,000, compared to $750,000 for the same period of the prior year. The effective tax rate was 20.5% for the year ended December 31, 2004, compared to 31.5% for the same period of the prior year, primarily due to a decrease in taxable income resulting from an increase in income tax due to deductions for R&D expenditures, foreign sales, dividends received from investments, employee incentive stock option exercises and effects of state tax true ups.

Net Income Net income for the year ended December 31, 2004, increased $127,000, or 8% to $1,762,000, compared to net income of $1,635,000 in the same period of the prior year, primarily due to increase in revenues from product sales and decrease in provision for income taxes partially offset by losses from our investment in and acquisition of assets from III.

Basic and Diluted Earnings Per Share Basic earnings per share was $0.63, and diluted earnings per share was $0.61 for the year ended December 31, 2004, compared to basic and diluted earnings of $0.59 and $0.58 per share, respectively, for the same period of the prior year.

2003 Compared to 2002

Net Revenues

Total net revenues for the year ended December 31, 2003 increased 6%, or $1,523,000, to $25,206,000, compared to $23,683,000 for the same period of the prior year, primarily due to increases in revenues from GC components and systems, MINICAMS air-monitoring systems, and the introduction of new products partially offset by decreases in sales or flat sales of other products.

Net revenues from customer services, including rentals of the Company's products, decreased in 2003, compared to the prior year, due to a decrease in new product installations and factory repair services performed, partially offset by an increase in customer training and on-site repair services performed.

Export revenues increased 13% in 2003 to $6,764,000, compared to $5,984,000 in the prior year. Sales of air-monitoring systems, GC systems and components, TOC analyzers and beverage analyzers all increased, primarily due to increased demand for organic volatile and inorganic nutrient monitoring solutions within the environmental and industrial client base.

Gross Profit Gross profit, as a percentage of net revenues, increased to 47.3% in 2003, compared to 43.9% in the prior year. Gross profit in dollars increased 15%, or $1,516,000, to $11,920,000 in 2003, compared to $10,404,000 in the prior year. The increase in gross profit dollars and gross profit margin for 2003, compared to the prior year, was primarily due to increases in revenues combined with an improvement in sales mix for the period, and a decrease in manufacturing and warranty costs.

Selling, General and Administrative (SG&A) Expenses SG&A expenses were $7,225,000 in 2003, or 28.7% of revenues, compared to $7,258,000 in the prior year, or 30.7% of revenues. SG&A expenses decreased in 2003 compared to the prior year primarily due to improvements in efficiency in selling and product support, partially offset by increases in administrative expenses. The Company continued to incur increased administrative expense for professional goods and services to assess and react to the changes in securities laws, including the Sarbanes-Oxley Act and the corporate governance rules of the NASDAQ.

Research and Development (R&D) Expenses R&D expenditures increased 20% to $2,698,000, or 10.7% of revenues in 2003, compared to $2,246,000, or 9.5% of revenues in the prior year. The increase in R&D expenses is due to a plan to increase focus and spending on product development.

Impairment of Intangible Assets There were no charges for impairments of intangible assets in 2003 compared to $346,000 in the prior year. During the quarter ended September 30, 2002, the Company completed an evaluation of the future prospects of certain products, and as a result of these decisions, the Company determined that certain intangible assets amounting to approximately $346,000 were impaired. The impaired intangible assets were from prior acquisitions and consisted primarily of acquired trade names and patents that were no longer used.

Interest and Other Income Interest and other income increased 30% in 2003 from the prior year. The increase in other income in 2003 was primarily due to an increase in dividends on preferred stock investments due to a higher average invested balance, partially offset by the Company's share of losses from its investment in III.

Income Before Income Taxes Income before income taxes increased 174%, or $1,514,000, to $2,385,000 in 2003 from $871,000 in the prior year primarily due to an increase in revenues from sales of products, an improvement in sales mix, a decrease in manufacturing and warranty costs and decreases in impairment charges and other operating costs, partially offset by an increase in R&D expenses.

Provision for Income Taxes The Company's effective income tax rate was 31.5% in 2003 and 24.4% in the prior year. The effective income tax rate increased from the prior year to 2003 due to an increase in taxable income from operations.

Net Income The increase in net income for the year ended December 31, 2003 was primarily due to an increase in revenues from sales of products, a decrease in impairment charges, a decrease in manufacturing and warranty costs, and an increase in dividends from preferred stock investments, partially offset by an increase in R&D expenses.

Basic and Diluted Earnings Per Share Basic earnings per share was $0.59 for 2003 and $0.24 for the prior year, computed based on 2,756,430 shares outstanding for 2003 and 2,755,634 shares outstanding for the prior year. Diluted earnings per share were $0.58 for 2003, and $0.24 for the prior year, computed based on 2,797,421 shares outstanding for 2003 and 2,778,478 shares outstanding for the prior year.

Liquidity and Capital Resources

The Company considers a number of liquidity measures that aid in measuring the Company's ability to meet its financial obligations. Such ratios, working capital, and changes in cash and cash equivalents as of the end of the Company's last three years are as follows:

($ in thousands)	2004	2003	2002
Liquidity Measures			
Ratio of current assets to current liabilities	4.1	3.9	3.8
Total liabilities to equity	26%	25%	27%
Days sales in accounts receivable	63	59	63
Average annual inventory turnover	2.7	3.1	3.0
Working capital	$ 15,989	$ 13,105	$ 12,355
Changes in Cash and Cash Equivalents			
Net cash provided by (used in)			
Operating activities	$ 2,024	$ 2,684	$ 2,979
Investing activities	(3,610)	(3,673)	(2,234)
Financing activities	258	(58)	29
Net (decrease)/increase in:			
Cash and cash equivalents	$ (1,328)	$ (1,046)	$ 775
Cash and cash equivalents:			
Beginning of year	2,869	3,915	3,140
End of year	1,541	2,869	3,915

Working capital increased 22%, or $2,884,000, to $15,989,000 in 2004, compared to $13,105,000 in 2003, and $12,355,000 in 2002 primarily due to an increase in investments of excess cash combined with an increase in inventories and accounts receivable due to an increase in sales volume.

Days in accounts receivable increased to 63 days in 2004, compared to 59 days in 2003, and 63 days in 2002 primarily due to extension of payment terms to customers and manufacturer's representatives in growing geographic areas to accommodate financial growth.

Net cash flows provided by operating activities for the year ended December 31, 2004 were $2,024,000, compared to $2,684,000 for the same period of the prior year. The decrease in cash flows provided by operating activities in 2004 was primarily due to an increase in accounts receivable and inventory, resulting from an increase in sales volume. During 2003, the Company generated $2,684,000 in cash from operating activities, which represents the Company's principal source of cash, a decrease of $295,000, compared to $2,979,000 in 2002. The decrease in operating cash flows in 2003 was primarily due to an increase in accounts receivable resulting from an increase in sales.

Net cash flows (used in) investing activities for the year ended December 31, 2004 were $(3,610,000), compared to $(3,673,000) for the same period of the prior year. The decrease in cash flows (used in) investing activities resulted from an increase in purchase of investments and property and equipment. Cash flow (used in) investing activities in 2003 of $(3,673,000), an increase of $1,439,000 compared to $(2,234,000) in 2002, was primarily due to the purchase of other investments. The Company considers investment alternatives and invests surplus cash in low-risk, short-term investments of varying maturities or investment grade preferred stock to maximize return while maintaining investment risk at a minimum. The Company invested a portion of its available cash in such investments during 2004, 2003 and 2002 to maintain its liquidity, however, the investment in III was part of an arrangement to develop and gain access to technology for use in potential new products and not as an income-earning asset, such as the Company's other investment grade preferred stocks.

Net cash flows provided by (used in) financing activities for the year ended December 31, 2004 were $258,000, compared to $(58,000) for the same period of the prior year. The increase in cash provided by financing activities was primarily due to the issuance of stock to employees pursuant to an increase in the number of employees exercising stock option awards. Cash flows (used in) financing activities were $(58,000) in 2003, compared to cash provided of $29,000 in 2002. Cash was used in financing activities during 2003 primarily to repurchase Company stock.

Aggregate Contractual Obligations

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
Operating Leases [1]	$ 359,835	$ 188,785	$ 171,050	-0-	-0-
Purchase Obligations [2]	2,711,829	2,711,829	-0-	-0-	-0-
Total	$ 3,071,664	$ 2,900,614	$ 171,050	-0-	-0-

1 Future minimum rental payments under an operating lease for some leased facilities expiring December 2006. These amounts do not include a six-month prepaid operating lease for office space in Seattle, Washington.

2 Open purchase orders primarily for raw materials, component parts, and other supplies that the Company uses to manufacture its products.

We have historically been able to fund working capital and capital expenditures from operations, and expect to be able to finance our 2005 working capital requirements from cash on hand and funds generated from operations. However, demand for our products is influenced by the overall condition of the economy in which we sell our products, by the capital spending budgets of our customers and by our ability to successfully meet our customers' expectations. The environmental instrument market in which we compete has been flat or declining over the past several years. Any further decline in our customers' markets or in general economic conditions would likely result in a further reduction in demand for our products and services and could harm our results of operations and, therefore, harm the primary source of our cash flows.

Other matters that could affect the extent of funds required within the short-term and long-term include future acquisitions of other businesses or product lines, extensive investment in product R&D activities, or spending to develop markets for our products. We may engage in discussions with third parties to acquire new products or businesses or to form strategic alliances and joint ventures. These types of transactions may require additional funds from sources other than current operations. Should the need arise, we would attempt to obtain such funds from traditional institutional debt financing or other third party financing.

The Company's initiative in 2003 to obtain a mass-selective detector for use in a new product led to the strategic alliance with III and our investment in and funding of III's development. With the purchase of the assets of III, the Company anticipates spending at least $1,500,000 to complete the development of a commercial product or products based on the technology and incorporate that technology into our products. The Company anticipates using its own employees and certain key contractors to attempt to complete the product development. Such research efforts are experimental and may cost more than planned. Nevertheless, we believe that we have the working capital to maintain our commitment to this development effort.

In the second quarter of 2003, we announced a plan to undertake a more extensive research, development, and engineering effort with the intent of developing products with innovative technologies. The major goals in our efforts are (i) to position the Company to serve new markets, (ii) to increase our position in the beverage market, and (iii) to broaden our product offering in the process analytical instruments market. Our plan to increase research and development will increase R&D expenses. Such expenses will include hiring additional personnel, purchasing supplies and component products for experimental use, outsourcing certain work, and using consulting services. We expect that such expenses will fluctuate quarterly based on the specific activity during the quarter. Such fluctuating expenditures, together with fluctuating revenues, may result in a quarterly or annual operating loss. We believe we have sufficient cash on hand and funds from operations to maintain our commitment to this plan.

The Company invests excess funds generated from operations in money market funds, treasury bills and investment grade securities rated by Moody's or Standard & Poor's. The Company's investment portfolio is primarily invested in short-term securities and preferred stocks with at least an investment grade rating to minimize credit risk. These investments are exposed to a variety of market risks, including changes in interest rates. The fair value of the Company's investments in debt and equity securities at December 31, 2003 was $6,135,000, and the fair value at

December 31, 2004 was $8,586,000. Year-to-date unrealized losses in the fair value of some of those investments are primarily due to recent increases in interest rates. The Company's investment policy is to manage its investment portfolio to preserve principal and liquidity while maximizing the return on the investment portfolio by investing in multiple types of investment grade securities. Although changes in interest rates may affect the fair value of the investment portfolio and cause unrealized gains or losses, such gains or losses would not be realized unless the investments were sold. Approximately $18,000 was realized as a loss on the sales of such investments during 2004.

Since 1995, the Company has repurchased an aggregate of 1,755,978 shares of treasury stock at an average purchase price of $4.13 per share, pursuant to the Company's stock repurchase program. No repurchases were made in 2004, but the Company may purchase up to an additional 19,022 shares under the current stock repurchase program. The Company may seek an expansion of this program in the future if it believes repurchases continue to be in the best interests of the Company. Expansion of this program would also be funded from cash from operations.

The Company conducts some operations in leased facilities under an operating lease expiring on November 30, 2006, and a six-month, prepaid lease for office space in Seattle, Washington. Future minimum rental payments under this lease are $189,000 for 2005 and $171,000 for 2006.

Segment Information The Company manages its businesses primarily on a product and services basis. The Company reports its operations as a single segment. See Note 15 of the Company's financial statements for additional segment data.

Other than the items discussed above, management is not aware of other commitments or contingent liabilities, which would have a materially adverse effect on the Company's financial condition, results of operations, or cash flows.

Risk Factors and Cautionary Statements Regarding Forward-Looking Statements

This Form 10-K includes certain statements that are deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, concerning, among other things, (i) possible or assumed future results of operation, contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations," (ii) prospects for the Company's business products; and (iii) other matters that are not historical facts. These forward-looking statements are identified by their use of terms and a phrase such as "believes," "expects" "anticipates," "intends," "estimates," "plans" and similar terms and phrases. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions, expected future developments, and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks, and uncertainties, many of which are beyond the control of the Company. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 2004 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

Our Failure to Implement and Maintain Effective Internal Controls in our Business Could Have a Material Adverse Effect on our Business, Financial Condition, Results of Operations and Stock Price. We believe that we currently have adequate internal controls over financial reporting but we are still exposed to potential risks resulting from new requirements that we evaluate the effectiveness of such internal controls under Section 404 of the Sarbanes-Oxley Act of 2002. As a non-accelerated filer, Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include in our annual report on Form 10-K for December 31, 2006 our assessment of the effectiveness of our internal controls over financial reporting. In addition, our independent auditors will be required to attest to whether our assessment is free of material misstatement and documented in an acceptable form and separately report on whether they believe we maintain, in all material respects, effective control over financial reporting as of December 31, 2006. We are currently documenting our internal control systems and procedures and implementing improvements in order to comply with the assessment and attestation requirements of Section 404. The evaluation and attestation processes required by Section 404 are new and neither companies nor independent auditors have significant experience in testing or complying with these requirements. Accordingly, we may encounter problems or delays in completing the review and evaluation, the implementation of improvements, the receipt of a report of our independent auditors indicating that management's assessment of the effectiveness of internal controls over financial reporting is free of material misstatement and is adequately documented, and the receipt of a separate report of our independent auditors that we maintain effective internal controls. While we currently anticipate being able to fully implement the requirements of Section 404, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or our independent auditors' audit thereof. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be unable to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. The impact thereof on our future financial performance and the market price of our stock is uncertain, and we might be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission or the NASDAQ.

Future Changes in Financial Accounting Standards or Taxation Rules May Adversely Affect our Reported Results of Operations. A change in accounting standards or a change in existing taxation rules can have a significant effect on our reported results. New accounting pronouncements and taxation rules and varying interpretations of accounting pronouncements have occurred and may occur in the future. These new accounting pronouncements and taxation rules may adversely affect our reported financial results or the way we conduct our business.

Under the newly-issued Statement of Financial Accounting Standards (SFAS) No. 123R, we will be required to account for equity under our stock plans as a compensation expense, and our net income and net income per share will be reduced. Currently, we record compensation expense only in connection with option grants that have an exercise price below fair market value. For option grants that have an exercise price at fair market value, we calculate compensation expense and disclose their impact on net income (loss) and net income (loss) per share, as well as the impact of all stock-based compensation expense in a footnote to the consolidated financial statements. SFAS No. 123R requires the Company to adopt the new accounting provisions beginning in our fourth quarter of 2005, and will require the Company to expense shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights, as compensation cost.

The Company's Purchase of Substantially all of the Assets of III May Not Result in a Successful Product. In December 2004, the Company completed the purchase of certain assets of III, including intellectual property owned and licensed by III, prototype products, software, and research assets for use in the development of a portable GC/MS product. As of the acquisition date, technological feasibility of the in-process technology had not been established, and the technology had no alternative future use. The development of the technology into a commercial product or products remains highly dependent on the remaining efforts to achieve technical viability, rapidly changing customer markets, uncertain standards for a new product, and significant competitive threats from several companies. The nature of the efforts to develop this technology into a commercially viable product consists primarily of planning, designing, experimenting, and testing activities necessary to determine that the technology can meet market expectations, including functionality and technical requirements. Failure to bring the product to market in a timely manner could result in a loss of market share or a lost opportunity to capitalize on emerging markets, and could have a material adverse impact on the future prospects of these R&D efforts. Subsequent to the acquisition, there have been no significant developments related to the current status of the acquired in-process research and development projects that would result in material changes to the assumptions. Failure to achieve the expected levels of revenue and net income from a product or products based on the acquired III technology will negatively impact the return on investment expected at the time that the purchase was completed and may result in impairment charges. Additionally, the value of other intangible assets acquired may become impaired.

The Company's Increased R&D Efforts May Not Result in Products that are Successful in the Marketplace. During 2003, the Company announced its plan to increase spending on R&D for potential new products. The Company feels that to maintain its market share for existing products and to gain market share in new markets such as homeland security, that it must increase its R&D spending. The Company expects its R&D expense to be higher than its historical average. Such R&D spending may involve new technology or updates of existing technology. There is no assurance that such R&D efforts to develop new technology will be successful, or that if R&D efforts do yield new products, that such products will be successful in the marketplace once introduced.

The Company's Operating Results and Financial Condition Could Be Harmed If the Industries, Into Which It Sells Its Products, Demand Fewer Products Similar to Products Sold by the Company. Visibility into our markets is limited. Any decline in our customers' markets or in general economic conditions would likely result in a reduction in demand for our products and services. The environmental instrument markets, in which the Company competes, have been flat or declining over the past several years. Any further decline in our customers' markets or in general economic conditions would likely result in a further reduction in demand for our products and services and could harm our consolidated financial position, results of operations, cash flows, and stock price. The Company has identified a number of strategies it believes will allow it to grow its business despite this decline, including acquiring complementary businesses, developing new applications for its technologies, and strengthening its presence in selected geographic markets. No assurance can be given that the Company will be able to successfully implement these strategies, or if successfully implemented, that these strategies will result in growth of the Company's business.

Our Acquisitions, Strategic Alliances, Joint Ventures and Divestitures May Result in Financial Results that are Different than Expected. The Company's success is highly dependent upon implementation of its acquisition strategy. Certain businesses acquired and strategic alliances by the Company in the past years have produced net operating losses or low levels of profitability, including the strategic alliance with Intelligent Ion, Inc. and the acquisition of General Analysis Corporation. Businesses the Company may seek to acquire in the future may also be marginally profitable or unprofitable. For any acquired business to achieve the level of profitability desired by the Company, the Company must successfully change the acquired companies' operations and improve their market penetration. No assurance can be given that the Company will be successful in this regard. In addition, promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals, including antitrust approvals. There can be no assurance that the Company will be able to complete pending or future acquisitions. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds either through public or private financing. Debt financing, if available, may be on terms that are unfavorable to the Company, and equity financing may result in significant dilution to the Company's shareholders.

As a result of such transactions, the Company's financial results may differ from the investment community's expectations in a given quarter. In addition, acquisitions and strategic alliances may require the Company to integrate a different company culture, management team, and business infrastructure. The Company may have difficulty developing, manufacturing, and marketing the products of a newly acquired company in a way that enhances the performance of its combined businesses or product lines to realize the value from expected synergies. Depending on the size and complexity of an acquisition, the Company's successful integration of the entity depends on a variety of factors including; the retention of key employees, the management of facilities and employees in separate geographic areas, the retention of key customers, and the integration or coordination of different research and development, product manufacturing and sales programs, and facilities. All of these efforts require varying levels of management resources that may divert the Company's attention from other business operations. If the Company does not realize the expected benefits or synergies of such transactions, its consolidated financial position, results of operations, and stock price could be negatively impacted.

Technological Change Could Cause the Company's Products to Become Non-competitive or Obsolete. The market for the Company's products and services is characterized by rapid and significant technological change and evolving industry standards. New product introductions responsive to these factors require significant planning, design, development, and testing at the technological, product, and manufacturing process levels, and may render existing products and technologies noncompetitive or obsolete. There can be no assurance that the Company's products will not become noncompetitive or obsolete. In addition, industry acceptance of new technologies developed by the Company may be slow to develop due to, among other things, existing regulations that apply specifically to older technologies and the general unfamiliarity of users with new technologies.

Consolidation in the Environmental Instrument Market and Changes in Environmental Regulations Could Adversely Affect the Company's Business. One of the important markets for the Company's products is environmental analysis. During the past five years, there has been a contraction in the market for analytical instruments used for environmental analysis. This contraction has caused consolidation in the companies serving this market. Such consolidation may have an adverse impact on certain businesses of the Company. In addition, most air, water, and soil analyses are conducted to comply with federal, state, local, and foreign environmental regulations. These regulations are frequently specific as to the type of technology required for a particular analysis and the level of detection required for that analysis. The Company develops, configures, and markets its products to meet customer needs created by existing and anticipated environmental regulations. These regulations may be amended or eliminated in response to new scientific evidence or political or economic considerations. Any significant change in environmental regulations could result in a reduction in demand for the Company's products.

Reduced Capital Spending by the Company's Customers Could Harm Its Business. The Company's customers include various government agencies and public and private research institutions, which accounted for 24% of the Company's sales in 2004, as well as pharmaceutical and chemical companies and laboratories. The capital spending of these entities can have a significant effect on the demand for the Company's products. Such spending is based on a wide variety of factors, including the resources available to make purchases, the spending priorities among various types of equipment, public policy, political trends, and the effects of different economic cycles. Any decrease in capital spending by any of the customer groups, which account for a significant portion of the Company's sales, could have a material adverse effect on the Company's business and results of operations.

The Company's Results of Operations are Dependent on Its Relationship with Agilent Technologies, Inc. (Agilent). Prior to December 1, 2000, the Company had a Value Added Reseller (VAR) Agreement with Agilent that was not renewed by Agilent. Agilent cited the increasing competitive nature of the Company's products with their products as the reason for not renewing the VAR agreement. On December 1, 2000, the Company entered into an OEM agreement with Agilent, subsequently renewed in December 2001, 2002, 2003 and 2004. The original equipment manufacturers (OEM) agreement does not provide for marketing cooperation, and therefore, the Company and Agilent compete for the same business. No assurances can be made that Agilent will renew the OEM agreement, nor that the Company will sustain sales levels in the future under the Agilent OEM agreement. As the Company continues to evaluate its alternatives, it may be determined that continuing the OEM agreement is not its best strategy. The OEM agreement is renewable on an annual basis, and there is no assurance that it will be renewed in future years. Failure to renew the agreement would place at risk a substantial part of the Company's sales of GC systems and would have a material adverse effect on its financial condition and results of operations.

Compliance with Governmental Regulations Could Subject the Company to Significant Expense. The Company has agreements relating to the sale of products to government entities and is subject to various statutes and regulations that apply to companies doing business with the government. The Company is also subject to investigation for compliance with the terms of government contracts. Non-compliance, although inadvertent, may result in legal proceedings or liability, which may be significant. Several of the Company's product lines are subject to significant international, federal, state, local, health, safety, packaging, product content, and labor regulations. In addition, many of the Company's products are regulated or sold into regulated industries, requiring compliance with additional regulations in marketing these products. Significant expenses may be incurred to comply with these regulations or remedy past violations of these regulations. Any failure to comply with applicable government regulations could also result in cessation of portions or all of the Company's operations, impositions of fines, and restrictions on the ability to carry on or expand operations.

Environmental Contamination Caused by Ongoing Operations Could Subject the Company to Substantial Liabilities in the Future. Some of the Company's manufacturing processes involve the use of substances regulated under various international, federal, state, and local laws governing the environment. The Company could be subject to liabilities for environmental contamination, and these liabilities may be substantial. Although the Company's policy is to apply strict standards for environmental protection at its sites inside and outside the United States, even if not subject to regulations imposed by foreign governments, the Company may not be aware of all conditions that could subject it to liability.

Compliance with Governmental Regulations May Cause the Company to Incur Significant Expenses, and Failure to Maintain Compliance with Certain Governmental Regulations May Have a Negative Impact on the Company's Business and Results of Operations. The Company's business is subject to various significant international, federal, state, and local, health and safety, packaging, product content, and labor regulations. These regulations are complex, change frequently and have tended to become more stringent over time. For example, the Company's chemical analysis products are used in the drug design and production processes to test compliance with the Toxic Substances Control Act, the Food, Drug, and Cosmetic Act, and similar regulations. Therefore, the Company must continually adapt its chemical analysis products to changing regulations. The Company may be required to incur significant expenses to comply with these regulations or to remedy violations of these regulations. Any failure by the Company to comply with applicable government regulations could also result in cessation of its operations or portions of its operations, product recalls or impositions of fines and restrictions on its ability to carry on or expand its operations. In addition, because many of the Company's products are regulated or sold into regulated industries, it must comply with additional regulations in marketing its products.

The Company's products and operations are also often subject to the rules of industrial standards bodies, like the International Standards Organization, as well as regulation of other agencies such as the U. S. Federal Communications Commission. The Company also must comply with work safety rules. If the Company fails to adequately address any of these regulations, its business will be harmed.

Economic, Political, and Other Risks Associated with International Sales Could Adversely Affect the Company's Results of Operations. Sales outside the U. S. accounted for approximately 30% of the Company's revenues in 2004. The Company expects that international sales will continue to account for a significant portion of the Company's revenues in the future. Sales to the Company's international customers are subject to a number of risks including interruption to transportation flows for delivery of finished goods to its customers; changes in foreign currency exchange rates; changes in political or economic conditions in a specific country or region; trade protection measures and import or export licensing requirements; negative consequences from changes in tax laws; differing protection of intellectual property; and unexpected changes in regulatory requirements. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business and results of operations.

The Company Faces Competition from Third Parties in the Sale of Its Products. The Company encounters and expects to continue to encounter intense competition in the sale of its products. The Company believes that the principal competitive factors affecting the market for its products include product performance, price, reliability, and customer service. The Company's competitors include large multinational corporations and operating units of such corporations. Most of the Company's competitors have substantially greater financial, marketing, and other resources than those of the Company. Therefore, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than the Company. In addition, competition could increase if new companies enter the market or if existing competitors expand their product lines or intensify efforts within existing product lines. There can be no assurance that the Company's current products, products under development, or ability to discover new technologies will be sufficient to enable it to compete effectively with its competitors.

The Company Could Incur Substantial Costs in Protecting and Defending Its Intellectual Property, and Loss of Patent Rights Could Have a Material Adverse Effect on the Company's Business. The Company holds patents relating to various aspects of its products and believes that proprietary technical know-how is critical to many of its products. Proprietary rights relating to the Company's products are protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. There can be no assurance that patents will issue from any pending or future patent applications owned by or licensed to the Company or that the claims allowed under any issued patents will be sufficiently broad to protect the Company's technology. In the absence of patent protection, the Company may be vulnerable to competitors who attempt to copy the Company's products or gain access to its trade secrets and technical know-how. Proceedings initiated by the Company to protect its proprietary rights could result in substantial costs to the Company. There can be no assurance that competitors of the Company will not initiate litigation to challenge the validity of the Company's patents, or that they will not use their resources to design comparable products that do not infringe upon the Company's patents. There may also be pending or issued patents held by parties not affiliated with the Company that relate to the Company's products or technologies. The Company may need to acquire licenses to, or contest the validity of, any such patents. There can be no assurance that any license required under any such patent would be made available on acceptable terms or that the Company would prevail in any such contest. The Company could incur substantial costs in defending itself in suits brought against it or in suits in which the Company may assert its patent rights against others. If the outcome of any such litigation is unfavorable to the Company, the Company's business and results of operations could be materially and adversely affected. In addition, the Company relies on trade secrets and proprietary technical know-how that it seeks to protect, in part, by confidentiality agreements with its collaborators, employees, and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently developed by competitors.

The Company's Fluctuating Quarterly Operating Results May Negatively Impact Stock Price. The Company cannot reliably predict future revenue and profitability, and unexpected changes may cause adjustments to the Company's operations. Since a high proportion of the Company's costs are fixed, due in part to significant cost to maintain customer support, research and development and manufacturing costs, relatively small declines in revenues could disproportionately affect the Company's quarterly operating results, and in turn, cause declines in the Company's stock price. Other factors that could affect quarterly operating results include lower demand for and market acceptance of products due to adverse changes in economic activity or conditions in the Company's major markets; lower selling prices due to competitive pressures; unanticipated delays, problems, or increased costs in the introduction of new products or manufacture of existing products; changes in the relative portion of revenue represented by the Company's various products and customers; and competitors' announcements of new products, services or technological innovations. Any one of these factors, individually or in combination, could cause the stock price of the Company to fluctuate greatly.

Although Inflation has not had a Material Impact on the Company's Operations, There is no Assurance that Inflation will not Adversely Affect Its Operations in the Future. The Company believes that competition based on price is a significant factor affecting its customers' buying decisions. There is no assurance that the Company can pass along cost increases in the form of price increases or sustain profit margins that have been achieved in prior years. The prices of some components purchased by the Company have increased in the past several years due in part to decreased volume. Certain other material and labor costs have also increased, but the Company believes that these increases are approximately consistent with overall inflation rates. Competing companies are larger, better trained, and they cover larger areas geographically.

Failure of Suppliers to Deliver Sufficient Quantities of Parts in a Timely Manner Could Cause the Company to Lose Sales and, in Turn, Adversely Affect the Company's Results of Operations. The Company may be materially and adversely impacted if sufficient parts are not received in time to meet manufacturing requirements. Factors that may result in manufacturing delays include certain parts that may be available only from a single supplier or a limited number of suppliers; key components may become unavailable and may be difficult to replace without significant reengineering of the Company's products; suppliers may extend lead times, limit supplies, or increase prices due to capacity constraints or other factors. Should the Company reduce purchase orders to its suppliers and its sales increase rapidly, its suppliers may not react quickly enough or may refuse to expedite shipments of parts to use because of the Company's previous reduction in requirements. If sufficient parts are not received in time to meet manufacturing requirements, then the Company will not be able to meet its obligations to deliver goods to its customers and may cause the Company to lose sales.

The Company's Inability to Adjust Its Orders for Parts or Adapt Its Manufacturing Capacity in Response to Changing Market Conditions Could Adversely Affect the Company's Earnings. The Company's earnings could be harmed if it is unable to adjust its orders for parts to respond to market fluctuations. In order to secure components for the production of products, the Company may enter into non-cancelable purchase commitments with vendors, or at times make advance payments to suppliers, which could impact its ability to adjust its inventory to declining market demands. Prior commitments of this type have resulted in an excess of parts as demand for certain of the Company's products has decreased. If the demand for the Company's products continues to decrease, it may experience an excess of parts and be forced to incur additional charges. Certain parts may be available only from a single supplier or a limited number of suppliers. In addition, suppliers may cease manufacturing certain components that are difficult to substitute without significant reengineering of the Company's products. Suppliers may also extend lead times, limit supplies, or increase prices due to capacity constraints or other factors.

Additionally, because the Company cannot immediately adapt its production capacity and related cost structures to rapidly changing market conditions, when demand does not meet the Company's expectations, its manufacturing capacity will likely exceed its production requirements.

If the Company Suffers Loss to Our Facilities or Distribution System due to Catastrophe, Our Operations Could be Seriously Harmed. Our facilities and distribution system are subject to catastrophic loss due to fire, flood, terrorism, or other natural or man-made disasters. Our production facilities and corporate headquarters are located in College Station, Texas, and we also have production facilities in Alabama. If any of these facilities were to experience a catastrophic loss, it could disrupt our operations, delay production, shipments, and revenue and result in large expenses to repair or replace the facilities. Although we carry insurance for property damage and business interruption, we do not carry insurance or financial reserves for interruptions or potential losses arising from earthquakes or terrorism.

The Introduction of New Products Results in Risks relating to Start Up of Such Products, Customer Acceptance, Employee Training, Distributor Training, and Phase Out of Old Products. The development and introduction of new products requires the execution of a number of steps any one of which if not executed properly can result in lost sales, market share, and damage to our reputation all of which might result in operating loss and accordingly our stock price could decline.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market Risk. The Company is exposed to a variety of market risks, including changes in interest rates and the market value of its investments. In the normal course of business, the Company employs established policies and procedures to manage its exposure to changes in the market value of its investments.

The fair value of the Company's investments in debt and equity securities at December 31, 2004 and December 31, 2003 was $8,586,000 and $6,135,000, respectively. Year-to-date unrealized losses in the fair value of some of those investments are primarily due to recent increases in interest rates. The Company's investment policy is to manage its investment portfolio to preserve principal and liquidity while maximizing the return on the investment portfolio by investing in multiple types of investment grade securities. The Company's investment portfolio is primarily invested in short-term securities, with at least an investment grade rating to minimize credit risk, and preferred stocks. Although changes in interest rates may affect the fair value of the investment portfolio and cause unrealized gains or losses, such gains or losses would not be realized unless the investments were sold. Approximately $18,000 was realized as a loss on the sales of such investments during the second quarter.

Item 8. Financial Statements and Supplementary Data

Management Responsibility for Financial Reporting Management is responsible for the integrity and objectivity of the data included in this report. Management believes it has provided financial information (both audited and unaudited) that is representative of the Company's operations, reliable on a consistent basis throughout the periods presented, and relevant for a meaningful appraisal of the Company. The financial statements have been prepared in accordance with generally accepted accounting principles. Where necessary, they reflect estimates based on management's judgment.

Established accounting procedures and related systems of internal control provide reasonable assurance that assets are safeguarded, that the books and records properly reflect all transactions, and that qualified personnel implement policies and procedures. Management periodically reviews the Company's accounting and control systems.

The Company's Audit Committee, composed of at least three members of the Board of Directors who are not employees of the Company, meets regularly with representatives of management and the independent accountants to monitor the functioning of the accounting and control systems and to review the results of the audit performed by the independent accountants. The independent accountants and Company employees have full and free access to the Audit Committee without the presence of management.

The Audit Committee has full authority and responsibility to oversee the appointment, termination, funding, evaluation, and independence of the independent auditors engaged by the Company.

The independent accountants conduct an objective, independent examination of the financial statements. Their report appears as a part of this Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm

Board of Directors
O. I. Corporation:

We have audited the accompanying consolidated balance sheets of O. I. Corporation (an Oklahoma corporation) and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flow for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of O. I. Corporation and subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON LLP

Houston, Texas
February 22, 2005

O. I. CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31	
	2004	2003
Assets		
Current assets:		
Cash and cash equivalents	$ 1,541,000	$ 2,869,246
Accounts receivable-trade, net of allowance for doubtful accounts of $271,344 and $217,361, respectively	4,898,290	4,359,555
Investment in sales-type leases-current portion	272,965	234,680
Investments	8,585,532	6,135,565
Inventories	5,011,794	3,074,649
Current deferred income tax assets	697,812	727,416
Other current assets	181,551	172,081
Total current assets	21,188,944	17,573,192
Investment in unconsolidated investee	--	975,814
Property, plant and equipment, net	3,404,240	3,434,333
Investment in sales-type leases, net of current	275,016	222,098
Long-term deferred income tax assets	286,597	295,818
Intangible assets, net	208,263	107,003
Other assets	23,641	99,132
Total assets	$ 25,386,701	$ 22,707,390
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable, trade	$ 1,896,793	$ 1,306,075
Accrued liabilities	3,302,812	3,162,466
Total current liabilities	5,199,605	4,468,541
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.10 par value, 3,000,000 shares authorized, no shares issued and outstanding	--	--
Common stock, $0.10 par value, 10,000,000 shares authorized, 4,103,377 shares issued	410,338	410,338
Additional paid-in capital	4,326,097	4,338,100
Treasury stock, 1,295,967 and 1,354,752 shares, respectively, at cost	(5,660,918)	(5,930,742)
Retained earnings	21,016,173	19,254,036
Accumulated other comprehensive income, net	95,406	167,117
	20,187,096	18,238,849
Total liabilities and stockholders' equity	$ 25,386,701	$ 22,707,390

The accompanying notes are an integral part of these financial statements.

O. I. CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31		
	2004	2003	2002
Net Revenues:			
Products	$ 25,562,048	$ 22,210,242	$ 20,329,919
Services	2,917,566	2,995,807	3,353,075
Total net revenues	28,479,614	25,206,049	23,682,994
Cost of revenues:			
Products	12,563,276	11,824,320	11,635,711
Services	1,448,772	1,461,350	1,643,659
Total cost of revenues	14,012,048	13,285,670	13,279,370
Gross profit	14,467,566	11,920,379	10,403,624
Selling, general and administrative expenses	8,218,685	7,224,661	7,257,742
Research and development expenses	2,998,044	2,697,851	2,246,189
Acquired in-process research and development	483,140	--	--
Impairment of intangible assets	--	--	346,000
Operating income	2,767,697	1,997,864	553,693
Other income:			
Interest income, net	102,990	43,860	59,208
Other income	322,810	367,849	258,348
Loss from unconsolidated investee	(207,914)	(24,186)	--
Impairment of investment in unconsolidated investee	(767,900)	--	--
Income before income taxes	2,217,683	2,385,387	871,249
Provision for income taxes	(455,546)	(750,664)	(213,186)
Net income	$ 1,762,137	$ 1,634,723	$ 658,063
Basic earnings per share	$ 0.63	$ 0.59	$ 0.24
Diluted earnings per share	$ 0.61	$ 0.58	$ 0.24
Weighted average number of shares outstanding:			
Basic shares	2,793,619	2,756,430	2,755,634
Diluted shares	2,874,194	2,797,421	2,778,478

The accompanying notes are an integral part of these financial statements.

O. I. CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 1,762,137	$ 1,634,723	$ 658,063
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	540,825	461,340	487,317
Acquired in-process research & development	483,140	--	--
Impairment of intangible assets	--	--	346,000
Loss on obsolete inventory	42,461	151,639	200,000
Deferred income taxes	78,157	87,865	(311,653)
Gain on disposition of property	(7,805)	(12,820)	(26,941)
Loss from unconsolidated investee	207,914	24,186	--
Impairment of investment in Intelligent Ion, Inc.	767,900	--	--
Changes in assets and liabilities			
Accounts receivable	(538,734)	(585,125)	480,303
Inventories	(1,979,607)	911,835	235,235
Other current assets and investments in sales-type leases	(63,396)	(26,598)	36,375
Accounts payable	590,717	(6,493)	(17,434)
Accrued liabilities	140,346	43,909	892,113
Net cash provided by operating activities	2,024,055	2,684,461	2,979,378
Cash flows from investing activities:			
Purchase of Intelligent Ion, Inc. assets	(588,140)	--	--
Purchase of property plant, and equipment	(504,090)	(483,904)	(480,148)
Proceeds from sale of assets	10,422	25,403	36,949
Purchase of investments	(4,018,650)	(3,055,750)	(2,683,843)
Maturity/Proceeds from sales of investments	1,442,281	840,000	900,000
Investment in unconsolidated investee	--	(1,000,000)	--
Cash Value of Life Insurance	53,573	--	--
Change in other assets	(5,520)	1,491	(6,609)
Net cash (used in) investing activities	(3,610,124)	(3,672,760)	(2,233,651)
Cash flows from financing activities:			
Purchase of treasury stock	--	(143,105)	--
Proceeds from issuance of common stock	257,823	85,410	29,435
Net cash (used in) provided by financing activities	257,823	(57,695)	29,435
Net (decrease) increase in cash and cash equivalents	(1,328,246)	(1,045,994)	775,162
Beginning of year	2,869,246	3,915,240	3,140,078
End of year	$ 1,541,000	$ 2,869,246	$ 3,915,240
Supplemental disclosures of cash flow information:			
Cash paid during year for:			
Income taxes	635,021	790,466	110,000
Non-cash investing and financing activities:			
Offset of notes	420,809	--	--

The accompanying notes are an integral part of these financial statements.

O. I. CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-In	Treasury	Retained	Accumulated Other Com-prehensive	Total Stockholders'
	Shares	Amount	Capital	Stock	Earnings	Income/(Loss)	Equity
Balance, December 31, 2001	4,103,377	$410,338	$ 4,329,379	$ (5,893,761)	$16,961,250	$ 41,689	$15,848,895
Issuance of 3,100 shares from treasury for exercise of stock options			(941)	13,073			12,132
Issuance of 3,562 shares from treasury to Employee Stock Purchase Plan			2,438	14,865			17,303
Comprehensive income (loss):							
Unrealized gain on investments, net of deferred tax benefit of $7,675						14,898	
Net income					658,063		
Total comprehensive income (loss)							672,961
Balance, December 31, 2002	4,103,377	410,338	4,330,876	(5,865,823)	17,619,313	56,587	16,551,291
Purchase of 28,600 shares of treasury stock				(143,105)			(143,105)
Issuance of 16,300 shares from treasury for exercise of stock options			5,495	66,194			71,689
Issuance of 2,760 shares from treasury to Employee Stock Purchase Plan			1,729	11,992			13,721
Comprehensive income (loss):							
Unrealized gain (loss) on investments, net of deferred tax benefit of $59,635						110,530	
Net income					1,634,723		
Total comprehensive income (loss)							1,745,253
Balance, December 31, 2003	4,103,377	410,338	4,338,100	(5,930,742)	19,254,036	167,117	18,238,849
Issuance of 57,301 shares from treasury for exercise of stock options			(16,001)	252,022			236,021
Issuance of 2,584 shares from treasury to Employee Stock Purchase Plan			3,998	17,802			21,800
Comprehensive income (loss):							
Unrealized gain (loss) on investments, net of deferred tax expense of $30,499						(71,711)	
Net income					1,762,137		
Total comprehensive income (loss)							1,690,426
Balance, December 31, 2004	4,103,377	$ 410,338	$ 4,326,097	$ (5,660,918)	$ 21,016,173	$ 95,406	$ 20,187,096

The accompanying notes are an integral part of these financial statements.

O. I. CORPORATION
Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

O. I. Corporation, an Oklahoma corporation, was organized in 1963. O.I. Corporation designs, manufactures, markets, and services analytical, monitoring, and sample preparation products, components, and systems used to detect, measure, and analyze chemical compounds.

Summary of Significant Accounting Policies

Principles of Consolidation The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, and include the accounts of O. I. Corporation and its wholly owned subsidiary (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated in the consolidated financial statements. The Company used the equity method to account for its unconsolidated investee (see further discussion below).

Revenue Recognition The Company derives revenues from three sources—system sales, parts sales, and services. For system sales and parts sales, revenue is generally recognized when persuasive evidence of an arrangement exists, delivery has occurred, the contract price is fixed or determinable, title and risk of loss has passed to the customer, and collection is reasonably assured. The Company's sales are typically not subject to rights of return and, historically, sales returns have not been significant. System sales that do not involve unique customer acceptance terms or new specifications or technology with customer acceptance provisions, and that involve installation services are accounted for as multiple-element arrangements, where the fair value of the installation service is deferred when the product is delivered and recognized when the installation is complete. In all cases, the fair value of undelivered elements, such as accessories ordered by customers, is deferred until the related items are delivered to the customer. For certain other system sales that do involve unique customer acceptance terms or new specifications or technology with customer acceptance provisions, all revenue is generally deferred until customer acceptance. Deferred revenue from such system sales is presented as unearned revenues in accrued liabilities in the accompanying consolidated balance sheets.

Our products generally carry one year of warranty. Once the warranty period has expired, the customer may purchase an extended product warranty typically covering an additional period of one year. Extended warranty billings are generally invoiced to the customer at the beginning of the contract term. Revenue from extended warranties is deferred and recognized ratably over the duration of the contract. Unearned extended warranty revenue is included in unearned revenues in accrued liabilities in the accompanying consolidated balance sheets.

Shipping and Handling Costs Shipping and handling costs are included in products cost of revenues.

Cash and Cash Equivalents The Company considers all highly liquid cash investment instruments with an original maturity of three months or less to be cash equivalents. Included in cash and cash equivalents at December 31, 2004 and 2003 are uninsured temporary cash investments in money market funds of $93,000 and $702,000. Additionally, the Company had at December 31, 2004 and 2003, $52,000 and $1,309,000, respectively of cash balances in excess of the Federal Deposit Insurance Corporation limits.

Accounts Receivable The Company maintains allowances for doubtful accounts for estimated losses resulting from the failure of its customers to make required payments and for estimated sales returns. Customers may not make payments or may return products due to a variety of reasons including deterioration of their financial condition or dissatisfaction with the Company's products. Management makes regular assessments of doubtful accounts and uses the best information available including correspondence with customers and credit reports. If the Company determines that there is impairment in the ability to collect payments from customers, additional allowances may be required.

Investments The Company accounts for its investments using Statement of Financial Accounting Standards (SFAS) No. 115, Accounting *for Certain Investments in Debt and Equity Securities*. This standard requires that certain debt and equity securities be adjusted to market value at the end of each accounting period. The Company invests in debt securities and preferred stocks. The Company's investments as of December 31, 2004 and 2003 consisted of preferred stock investments, and medium-term commercial notes. These investments were classified as available-for-sale and are stated at fair value at December 31, 2004 and 2003. The Company also had six-month Treasury bills at December 31, 2004 that were classified as available-for-sale. The unrealized gain (loss) on investments is reported net of tax as accumulated other comprehensive income (loss) in the accompanying consolidated statements of stockholders' equity. Realized gains and losses on sales of investments are determined on a specific identification basis and included in the consolidated statements of income.

Investment in Sales-Type Leases The Company's leasing operations consist of the leasing of analytical instruments. The majority of the Company's leases are classified as sales-type leases. These leases typically expire over a four-year period. The Company recognizes as revenues the principal portion of sales-type leases upon initiation of the lease. Interest is deferred and recognized as revenues over the initial term of the lease. Security deposits are deferred until the lease expires and either recognized as revenues or returned to the customer, as appropriate.

Inventories Inventories consist of electronic equipment and various components and are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis. The Company maintains a reserve for inventory obsolescence and regularly evaluates its inventory. Items with no movement in six months or more are reserved or written off. The Company also provides impairments for items that have realizable value below cost.

Investment in Unconsolidated Investee The Company's investment in Intelligent Ion, Inc. ("III") represented approximately 10% ownership on a fully diluted basis. However, the Company had the right to appoint two of the five total directors to serve on III's Board of Directors. Therefore, the Company accounted for its investment in III preferred shares using the equity method of accounting.

Property, Plant, and Equipment Property, plant, and equipment is recorded at cost and depreciated over the estimated useful lives of 3 to 40 years using the straight-line method. Repairs and maintenance are expensed as incurred.

Intangible Assets Intangible assets primarily include patents that are amortized on a straight-line basis over their estimated useful lives, seventeen years. U.S. GAAP requires that long-lived assets to be held and used, including intangible assets, be reviewed for impairment whenever changes in circumstances indicate that the carrying value may not be recoverable. The carrying value is considered impaired when the anticipated separately identifiable undiscounted cash flows from such an asset are less than the carrying value of the asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset.

Product Warranties Products are sold with warranties ranging from 90 days to one year, and extended warranties may be purchased for some products. The Company establishes a reserve for warranty expenditures and then adjusts the amount of reserve, annually, if actual warranty experience is different than accrued. The Company makes estimates of these costs based on historical experience and on various other assumptions including historical and expected product failure rates, material usage, and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage, or service delivery costs differ from estimates, revisions to the estimated warranty liability would be required.

Research and Development Costs Research and development costs are expensed as incurred.

Advertising Costs All advertising costs are expensed as incurred and included in selling and administrative expenses in the consolidated statements of income. Advertising expenses for 2004, 2003 and 2002 were $201,560, $183,392 and $220,921, respectively.

Income Taxes The Company provides for deferred taxes in accordance with SFAS No. 109, *Accounting for Income Taxes,* which requires the Company to use the asset and liability approach to account for income taxes. This approach requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. The provision for income taxes is based on income before income taxes as reported in the accompanying consolidated statements of income.

Financial Instruments SFAS No. 107, *"Disclosure About Fair Value of Financial Instruments"* defines the fair value of financial instruments as the amount at which the instrument could be exchanged in a current transaction between willing parties. Due to their near-term maturities, the carrying amounts of cash and cash equivalents, accounts receivable and accounts payable are considered equivalent to fair value. The Company does not have any off-balance sheet financial instruments.

Concentrations of Credit Risk Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of investments and trade receivables. The Company places its available cash in money market funds, investment grade domestic corporate bonds, and highly rated corporate preferred stocks. The Company's investments are subject to fluctuations based on interest rates and trading conditions prevailing in the marketplace. The Company sells its products primarily to large corporations, environmental testing laboratories, and governmental agencies. The majority of its customers are located in the U. S. and all sales are denominated in U.S. dollars. The Company performs ongoing credit evaluations of its customers to minimize credit risk. However, agencies of the U.S. government constitute a significant percentage of the Company's revenues (See Note 15). Any federal budget cuts or changes in regulations affecting the U.S. chemical warfare programs or the U.S. Environmental Protection Agency may have a negative impact on the Company's future revenues.

Earnings Per Share The Company reports both basic earnings per share, which is based on the weighted average number of common shares outstanding, and diluted earnings per share, which is based on the weighted average number of common shares outstanding and all dilutive potential common shares outstanding. Stock options are the only dilutive potential shares the Company has outstanding. The weighted average of shares used in the basic earnings per share calculation was 2,793,619 in 2004, 2,756,430 in 2003, and 2,755,634 in 2002. The weighted average number of shares used in the diluted earnings per share computation was 2,874,194 in 2004, 2,797,421 in 2003, and 2,778,478 in 2002. At December 31, 2003, and 2002, options to acquire 84,400, and 133,700 shares at weighted average exercise prices of $6.24, and $5.88, respectively, were not included in the computations of dilutive earnings per share as their effect would be anti-dilutive. There were no anti-dilutive options outstanding for the year ended December 31, 2004.

Comprehensive Income (Loss) Effective January 1, 1998, the Company adopted SFAS No. 130, *Reporting Comprehensive Income*. This Statement established standards for reporting and display of comprehensive income and its components. Net income and unrealized gains and losses on available-for-sale investments are the Company's only components of comprehensive income (loss).

Stock Based Compensation At December 31, 2004, the Company has three stock-based employee compensation plans, which are described more fully in Note 10. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*:

	Year ended December 31 (in thousands)		
	2004	2003	2002
Net income, as reported	$ 1,762	$ 1,635	$ 658
Deduct: Total stock-based compensation expense determined under fair value based method for awards granted, modified, or settled, net of related tax effects	72	49	88
Pro forma net income	$ 1,690	$ 1,586	$ 570
Earnings per share:			
Basic—as reported	$ 0.63	$ 0.59	$ 0.24
Basic—pro forma	$ 0.61	$ 0.58	$ 0.21
Diluted—as reported	$ 0.61	$ 0.58	$ 0.24
Diluted—pro forma	$ 0.59	$ 0.57	$ 0.21

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2004, 2003, and 2002, respectively: dividend yield of zero for each year; expected volatility of 27, 37, and 37 percent; risk-free interest rates of 3.10, 3.91, and 1.30 percent; and expected lives of seven years. The weighted average fair value at the date of grant for options granted during 2004, 2003, and 2002 was $2.93, $2.25, and $2.09, respectively.

Use of Estimates The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end, and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Reclassifications Certain prior period amounts in the consolidated financial statements have been reclassified for comparative purposes. Such reclassification had no effect on net revenues or the net income (loss) or the overall financial condition of the company.

Recent Pronouncements In December 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (revised December 2003) ("FIN 46R"), "*Consolidation of Variable Interest Entities, an interpretation of ARB 51*". The primary objectives of FIN 46R are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine if a business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity for which either: the equity investors (if any) do not have a controlling financial interest; or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46R requires that all enterprises with a significant variable interest in a VIE make additional disclosures regarding their relationship with the VIE. The interpretation requires public entities to apply FIN 46R to all entities that are considered Special Purpose Entities in practice and under the FASB literature that was applied before the issuance of FIN 46R. The adoption of FIN 46R had no effect on the Company's financial statements.

In March 2004, the FASB issued EITF No. 03-01, "*The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments*," which provides new guidance for assessing impairment losses on debt and equity investments. The new impairment model applies to investments accounted for under the cost or equity method and investments accounted for under SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." EITF No. 03-01 also includes new disclosure requirements for cost method investments and for all investments that are in an unrealized loss position. In September 2004, the FASB delayed the accounting provisions of EITF No. 03-01; however, the disclosure requirements remain effective and the applicable ones have been adopted for the year-end 2004. The Company will evaluate the effect, if any, of EITF 03-01 when final guidance is issued.

In March 2004, the EITF reached a consensus on EITF No. 03-16, "*Accounting for Investments in Limited Liability Companies*" ("EITF 03-16"). The EITF concluded that if investors in a limited liability company have specific ownership accounts, they should follow the guidance prescribed in Statement of Position 78-9, "*Accounting for Investments in Real Estate Ventures*", and EITF Topic No. D-46, "*Accounting for Limited Partnership Investments.*" Otherwise, investors should follow the significant influence model prescribed in Accounting Principles Board Opinion No. 18, "*The Equity Method of Accounting for Investments in Common Stock.*" The adoption of this Issue did not have a material impact on the Company's financial condition, results of operations or cash flows.

In December 2004, the FASB issued Statement 123 (revised 2004), *Share-Based Payment* (Statement 123(R)). This Statement requires that the costs of employee share-based payments be measured at fair value on the awards' grant date using an option-pricing model and recognized in the financial statements over the requisite service period. This Statement does not change the accounting for stock ownership plans, which are subject to American Institute of Certified Public Accountants SOP 93-6, "Employer's Accounting for Employee Stock Ownership Plans." Statement 123(R) supersedes Opinion 25, *Accounting for Stock Issued to Employees* and its related interpretations, and eliminates the alternative to use Opinion 25's intrinsic value method of accounting, which the Company is currently using.

Statement 123(R) allows for two alternative transition methods. The first method is the modified prospective application whereby compensation cost for the portion of awards for which the requisite service has not yet been rendered that are outstanding as of the adoption date will be recognized over the remaining service period. The compensation cost for that portion of awards will be based on the grant-date fair value of those awards as calculated for pro forma disclosures under Statement 123, as originally issued. All new awards and awards that are modified, repurchased, or cancelled after the adoption date will be accounted for under the provisions of Statement 123(R). The second method is the modified retrospective application, which requires that the Company restates prior period financial statements. The modified retrospective application may be applied either to all prior periods or only to prior interim periods in the year of adoption of this statement. The Company is currently determining which transition method it will adopt and is evaluating the impact Statement 123(R) will have on its financial position, results of operations, EPS and cash flows when the Statement is adopted.

In November 2004, the FASB issued SFAS No. 151, "*Inventory Costs – an Amendment of ARB No. 43*" ("FAS 151"), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. FAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is evaluating the impact of this standard on the consolidated financial statements.

Note 2. Investment in Unconsolidated Investee

On December 11, 2003, the Company made a $1,000,000 investment in Intelligent Ion, Inc. ("III") Series A Preferred Stock, which was a condition precedent to entering into the Product Purchase Agreement. During the year ended December 31, 2004, the Company recorded approximately $208,000 in losses from its share of the results of operations of III. The Company decided to write off the remaining book value of its investment in III, totaling $768,000 as of September 30, 2004 in recognition of an other than temporary decline in its fair value. The Company based its conclusion primarily on III's inability to meet development milestones in a timely manner, and its inability to raise funds necessary for working capital. The write-off was a non-cash charge.

In December 2004, the Company completed the purchase of certain assets of III, including assignment of license agreements and intellectual property owned by III, prototype products, software, and research assets. The completion of the purchase terminated the strategic alliance between the Company and III. The purchase price was approximately $600,000, which included offset of indebtedness by the Company of approximately $421,000. The purchase price of certain assets of III was assigned to the fair value of the assets acquired, including the in-process research and development. As of the acquisition date, technological feasibility of the in-process technology had not been established and the technology had no alternative future use. Accordingly, the in-process research and development of $483,000 at the date of the acquisition was expensed.

The amount of the purchase price allocated to in-process research and development was based on widely established valuation techniques. The fair value assigned to the acquired in-process research and development was determined using the income approach, which discounts expected future cash flows to present value. The key assumptions used in the valuation include, among others, expected completion date of the in-process projects identified as of the acquisition date, estimated costs to complete the projects, revenue contributions and expense projections assuming the resulting product has entered the market, and discount rate based on the risks associated with the development life cycle of the in-process technology acquired. The discount rate used in the present value calculations, 20%, is normally obtained from a weighted-average cost of capital analysis, adjusted upward to account for the inherent uncertainties surrounding the successful development of the in-process research and development, the expected profitability levels of such technology, and the uncertainty of technological advances that could potentially impact the estimates. The valuation assumptions do not include significant cost savings.

Other than the $105,000 of value assigned to the purchased intangible assets, no other amounts remain on the Company's consolidated balance sheet related to III as of December 31, 2004.

Note 3. Net Investment in Sales-type Leases

The following lists the components of the net investment in sales-type leases as of December 31:

	2004	2003
Total minimum lease payments to be received	$ 547,981	$ 456,778
Less: Unearned income	(68,090)	(51,248)
Net investment in sales-type leases	$ 479,891	$ 405,530

At December 31, 2004, minimum lease payments for each of the five succeeding fiscal years are as follows: $272,965 in 2005, $160,804 in 2006, $80,229 in 2007, $33,650 in 2008, and $333 in 2009.

Note 4. Inventories

Inventories, which include material, labor, and manufacturing overhead, on December 31, 2004 and 2003, consisted of the following:

	2004	2003
Raw materials	$ 3,055,911	$ 2,261,343
Work-in-process	1,071,486	206,611
Finished goods	884,397	606,695
	$ 5,011,794	$ 3,074,649

A loss for obsolete inventory was determined in 2003 and 2004 by taking the total of the inventory related to discontinued products and consistent with the Company's policy relating to obsolete inventory, the total of other inventory with no movement in six months including excess, which the Company determined is no longer saleable based on available market information. The loss for obsolete inventory totaled approximately $151,000 in 2003 and approximately $42,000 in 2004, and is included in cost of revenues in the consolidated statements of income.

Note 5. Property, Plant, and Equipment

Property, plant, and equipment at cost on December 31, 2004 and 2003, consisted of the following:

	Estimated Useful Lives	2004	2003
Land		$ 40,462	$ 40,462
Buildings	33 to 40 years	3,845,499	3,845,499
Leasehold improvements	5 years	117,522	80,004
Furniture and equipment	3 to 10 years	3,316,298	2,903,831
		7,319,781	6,869,796
Less accumulated depreciation		(3,915,541)	(3,435,463)
		$ 3,404,240	$ 3,434,333

Depreciation expenses totaled $531,565 and $451,727 for the years ended December 31, 2004 and 2003, respectively.

Note 6. Investments

Investments considered available for sale at December 31, 2004 and 2003, consisted of the following:

	2004	2003
Marketable equity securities	$ 4,436,755	$ 4,642,965
Corporate	1,465,855	992,600
Other	500,000	500,000
U.S. Government and federal agency	2,182,922	--
	$ 8,585,532	$ 6,135,565

	December 31, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available-for-Sale				
Debt securities:				
U.S. Government and federal agency	$ 2,182,922	$ 0	$ 0	$ 2,182,922
Corporate	1,500,000	0	(34,145)	1,465,855
Other	500,000	0	0	500,000
Total debt securities	4,182,922	0	(34,145)	4,148,777
Marketable equity securities	4,258,055	278,647	(99,947)	4,436,755
Total securities available-for-sale	$ 8,440,977	$ 278,647	$ (134,092)	$ 8,585,532

	December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available-for-Sale				
Debt securities:				
U.S. Government and federal agency	$ 0	$ 0	$ 0	$ 0
Corporate	1,000,000	0	(7,400)	992,600
Other	500,000	0	0	500,000
Total debt securities	1,500,000	0	(7,400)	1,492,600
Marketable equity securities	4,382,358	394,907	(134,300)	4,642,965
Total securities available-for-sale	$ 5,882,358	$ 394,907	$ (141,700)	$ 6,135,565

The amortized cost and fair value of debt securities by contractual maturity at December 31, 2004 follows:

	Available for Sale	
	Amortized Cost	Fair Value
Within 1 year	$ 2,682,922	$ 2,682,922
Over 1 year through 5 years	1,500,000	1,465,855
	$ 4,182,922	$ 4,148,777

For the years ended December 31, 2004, 2003 and 2002, proceeds from sales of securities available for sale amounted to $978,113, $840,000 and $1,085,499, respectively. Gross realized gains amounted to $70,282, $12,739 and $376 in 2004, 2003 and 2002, respectively. Gross realized losses amounted to $88,802, $573, and $1,046 respectively.

Information pertaining to securities with gross unrealized losses at December 31, 2004, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Securities Available for Sale				
Debt securities:				
U.S. Government and federal agency	$ 0	$ 0	$ 0	$ 0
Corporate	26,595	473,405	7,550	992,450
Other	0	0	0	0
Total debt securities	26,595	473,405	7,550	992,450
Marketable equity securities	76,947	887,050	23,000	506,500
Total securities available-for-sale	$ 103,542	$1,360,455	$ 30,550	$1,498,950

All investments are at market values based upon quoted market prices as of December 31.

Note 7. Intangible Assets

Intangible assets on December 31, 2004 and 2003, consisted of the following:

	2004		2003	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Patents	$ 254,451	$ (151,188)	$ 236,281	$ (129,278)
Rights to Licenses	105,000	-0-	-0-	-0-
	$ 359,451	$ (151,188)	$ 236,281	$ (129,278)

Amortization expense charged to operations amounted to approximately $23,104, $9,613, and $38,209, for the years ended December 31, 2004, 2003, and 2002, respectively, including $12,000 expense during 2004 due to the abandonment of a patent.

Estimated future amortization expense:	
For year ended 12/31/05	$ 14,801
For year ended 12/31/06	$ 14,705
For year ended 12/31/07	$ 14,123
For year ended 12/31/08	$ 13,420
For year ended 12/31/09	$ 13,420

Each year, the Company performs an annual evaluation of the future prospects of certain products and their related inventory and intangible assets. During 2002, as a result of this evaluation, the Company recognized an impairment loss totaling approximately $346,000, which is included in SG&A expense in the consolidated statements of income. The Company evaluated its remaining intangible assets in 2003 and in 2004 and determined that no impairment charge was necessary.

Note 8. Accrued Liabilities

Accrued liabilities on December 31, 2004 and 2003, consisted of the following:

	2004	2003
Accrued compensation and other related expenses	$ 1,356,481	$ 911,864
Accrued warranties	650,861	707,225
Unearned revenues	301,457	420,617
Unearned revenues - service contracts	413,995	397,230
Unearned revenues/deposits - sales-type leases	168,780	129,514
Other liabilities and accrued expenses	411,238	596,016
	$ 3,302,812	$ 3,162,466

Note 9. Product Warranty Liabilities

The changes in the Company's product warranty liability on December 31, 2004 and 2003 are as follows:

	2004	2003
Liabilities, beginning of year	$ 707,225	$ 734,637
Expense for new warranties issued	18,000	55,274
Warranty claims	(74,365)	(82,686)
Liabilities, end of year	$ 650,860	$ 707,225

Note 10. Stock Option and Stock Purchase Plan

In 1987, the Company established a stock option and stock appreciation rights plan (1987 Plan) qualified under Section 422 of the Internal Revenue Code of 1986. The 1987 Plan expired in accordance with its terms on December 31, 1997. Options granted to purchase 15,300 shares remain outstanding under the 1987 Plan at December 31, 2004.

During 1992, the Company's Board of Directors, and during 1993, the Company's stockholders, approved the O. I. Corporation 1993 Incentive Compensation Plan (1993 Plan). The 1993 Plan expired in accordance with its terms in December 2002. Options granted to purchase 188,605 shares remain outstanding under the 1993 plan at December 31, 2004.

The 2003 Incentive Compensation Plan (the "Incentive Plan") was adopted by the Board of Directors on February 25, 2002, and approved by the Company's shareholders at the annual meeting of shareholders on May 6, 2002. The Incentive Plan became effective on January 1, 2003. Key personnel and non-employee directors of the Company are eligible to participate in the Incentive Plan. The purpose of the Incentive Plan is to attract, retain, and motivate key employees and non-employee directors of the Company by providing additional benefits to such employee and non-employee directors by way of granting stock options, stock appreciation rights ("SARs"), stock awards and performance awards. The Incentive Plan is administered by the Compensation Committee. Members of the Compensation Committee are not eligible to participate under the Incentive Plan, other than to receive stock option grants and awards of stock on a formula basis as set forth in the Plan. The 2003 Plan also provides that each non-employee director will be awarded 3,000 shares of restricted stock upon his initial election to the Board of Directors.

The aggregate number of shares of the Company's common stock as to which awards may be granted under the Incentive Plan is 350,000, subject to adjustments as described in the Incentive Plan; provided, however, that 150,000 shares of Common Stock shall be reserved for the grant of incentive stock options under the Incentive Plan. The Incentive Plan terminates on December 31, 2012.

The option price for each stock option is determined by the Compensation Committee, but in no event may the exercise price per share be less than the market value per share (as defined in the Plan) on the date of the grant; *provided, however, that* in the case of an employee who, at the time an incentive stock option is granted, owns (within the meaning of Section 424(d) of Code) more than 10% of the total combined voting power of all classes of stock of the Company or any subsidiary corporation, then the exercise price for the incentive stock option shall be at least 110% of the market value per share of Common Stock at the time of grant.

The Company registered the shares of Common Stock issuable pursuant to the Incentive Plan under the Securities Act of 1933, as amended, on Form S-8 on June 18, 2003.

Activity under the 1987 Plan, the 1993 Plan and the 2003 Plan for each of the three years in the period ended December 31 was as follows:

	Shares	Price Per Share	Weighted Average Price per Share
Options outstanding, December 31, 2001	213,306	$2.50 – 6.06	$4.18
Options granted	135,000	3.82 – 6.52	5.20
Options exercised	(3,100)	3.125 – 3.94	3.91
Options forfeited or cancelled	(20,900)	2.50 – 6.52	5.14
Options outstanding, December 31, 2002	324,306	2.50 – 6.52	4.35
Options granted	18,500	4.00 – 4.15	4.09
Options exercised	(16,300)	3.125 – 6.52	4.64
Options forfeited or cancelled	(37,500)	3.875 – 6.52	5.43
Options outstanding, December 31, 2003	289,006	2.50 – 6.52	4.41
Options granted	53,600	7.87 – 8.36	8.29
Options exercised	(56,201)	2.50 – 6.52	4.13
Options forfeited or cancelled	(13,900)	3.125 – 8.36	4.91
Options outstanding, December 31, 2004	272,705	$2.50 – 8.36	$5.20

There were 165,476, 175,452, and 114,852, share options exercisable at December 31, 2004, 2003, and 2002, respectively.

The following table summarizes significant ranges of outstanding and exercisable options at December 31, 2004:

	Options Outstanding			Options Exercisable	
Ranges of Exercise Prices	Shares	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 2.50 - $ 4.03	133,172	6.0	$ 3.81	92,944	$ 3.79
$ 4.12 - $ 6.52	86,433	5.6	$ 5.47	64,132	$ 5.40
$ 7.87 - $ 8.36	53,100	9.1	$ 8.19	8,400	$ 7.50

In 1989, the Company established an Employee Stock Purchase Plan, which the Board of Directors, in 1998, re-authorized to continue in its same format. Under the plan provisions, employees may purchase shares of the Company's common stock on a regular basis through payroll deductions. Any person who is a full-time employee of the Company is eligible to participate in the plan, with each participant's purchases limited to 10% of annual gross compensation. The Compensation Committee of the Board of Directors administers the plan. Shares of common stock are purchased in the open market or issued from shares held in treasury. The Company pays all commissions and contributes an additional 15% for the purchase of shares that are distributed to eligible participating employees. The Company's contribution to the plan was not significant in any of the years reported. The aggregate number of shares of common stock available for purchase under this plan is 200,000. As of December 31, 2004, 63,175 shares had been purchased under the plan.

Note 11. Stockholders' Equity

The Company's Articles of Incorporation authorize the issuance of up to 3,000,000 shares of preferred stock with $0.10 par value per share. The voting rights, dividend rate, redemption price, rights of conversion, rights upon liquidation, and other preferences are subject to determination by the Board of Directors. As of December 31, 2004, no preferred stock had been issued.

The Company's Board of Directors has authorized the Company to repurchase shares of its common stock through open market purchases or privately negotiated transactions. Since 1995, the Company has repurchased an aggregate 1,755,978 shares related to these authorizations. The shares are held by the Company and accounted for using the cost method. The Company is authorized to purchase up to 19,022 additional shares as of December 31, 2004.

Note 12. Income Taxes

The Company's operations are only taxed under domestic jurisdictions.

The provision for income taxes is summarized as follows:

	Years Ended December 31		
	2004	2003	2002
Current provision:			
Federal	$ 335,194	$ 481,393	$ 454,931
State	130,338	120,861	69,908
Deferred provision (benefit)	(9,986)	148,410	(311,653)
	$ 455,546	$ 750,664	$ 213,186

The provision for income taxes differs from the amount computed by applying the federal statutory rates for the following reasons:

	Years Ended December 31		
	2004	2003	2002
Tax at statutory rate	34.0%	34.0%	34.0%
State income taxes, net of federal benefit	6.0	6.0	5.6
Future research and development credits	(7.7)	(5.5)	(5.2)
Dividends received deduction	(2.8)	(2.8)	(5.7)
Disqualifying incentive stock option dispositions	(2.5)	--	--
Extraterritorial Income Exclusion	(1.5)		
Other, net	(5.0)	(0.2)	(4.3)
	20.5%	31.5%	24.4%

Deferred tax assets (liabilities) are comprised of the following at December 31, 2004 and 2003:

	2004	2003
Current:		
Warranty reserve	$ 293,765	$ 312,311
Bad debt allowance	102,772	70,920
Inventory reserve	97,135	166,830
Uniform capitalization	161,448	107,486
Accrued vacation	78,460	61,027
Other	(35,768)	8,842
Total current	$ 697,812	$ 727,416

Noncurrent:		
Depreciation	$ 80,578	$ 35,655
Deferred compensation	47,447	47,447
Intangibles	91,265	145,407
Other	67,307	67,309
Total noncurrent	286,597	295,818
Net tax asset before valuation allowance	984,409	1,023,234
Valuation allowance	--	--
Net deferred tax asset	$ 984,409	$ 1,023,234

Note 13. Employee Benefit Plans

The Company maintains a Retirement Savings Plan (the 401(k) Plan) for its employees, which allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. The Company's contributions to the 401(k) Plan are discretionary. Employees vest immediately in their contributions and vest in the Company's contributions ratably over five years. The Company made contributions of $176,000, $125,000, and $55,000 to the 401(k) Plan for the years ended December 31, 2004, 2003, and 2002, respectively.

Note 14. Commitments and Contingencies

The Company has an agreement with the former owner of Floyd Associates, Inc. to pay a royalty equal to 5% of the net revenue earned from certain microwave-based products up to a maximum amount of $1,182,500. The contingent liability arose as a result of the acquisition of Floyd in 1994. No minimum payments are required in the agreement. The Company recognized royalty expense related to this agreement of $22,589, $23,874, and $24,249 in 2004, 2003, and 2002, respectively.

The Company leases approximately 20,000 sq. ft. of office, engineering, laboratory, production, and warehouse space in Pelham, Alabama, a suburb of Birmingham, under a lease expiring in November 2006. The Company also leases 500 sq. ft of office space in Edgewood, Maryland, which can be renewed annually. Rental expense recognized in 2004, 2003, and 2002, was $195,535, $191,904, and $201,220, respectively. Future minimum rental payments under these leases for each year of the next five successive years are $188,785, $171,050, $-0-, $-0-, and $-0-.

Note 15. Segment Data

The Company adopted SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information.* FAS 131 designates the internal reporting that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. FAS 131 also requires disclosure about products and sources, geographic areas and major customers. The Company aggregates its segments as one reportable segment based on the similar characteristics of their operations.

Revenues related to operations in the U.S. and foreign countries for the years ended December 31, 2004, 2003, and 2002, are presented below. Revenues from external customers are attributed to individual countries based upon locations to which the product is shipped. Long-lived assets related to continuing operations in the U.S. and foreign countries as of the years ended December 31, 2004, 2003, and 2002, are as follows:

	Years Ended December 31		
	2004	2003	2002
Net revenues from unaffiliated customers:			
United States	$ 20,074,606	$ 18,441,929	$ 17,699,135
Foreign	$ 8,405,008	$ 6,764,120	$ 5,983,859
Long-lived assets at end of year:			
United States	$ 3,404,240	$ 3,434,333	$ 3,414,739

One customer accounted for approximately 11% of revenues in 2004. No single customer accounted for more than 10% of revenues in or 2003. One customer accounted for approximately 10% of revenues in 2002. Sales to federal, state, and municipal governments accounted for 24% of total revenues in 2004, 20% of total revenues in 2003, and 17% of total revenues in 2002.

Note 16. Quarterly Information (Unaudited)

Quarterly financial information for 2004 and 2003 is summarized as follows:

($ in thousands, except per share amounts) 2004	First Qtr.	Second Qtr.	Third Qtr.	Fourth Qtr.
Net revenues	$ 6,394	$ 7,329	$ 7,756	$ 7,001
Gross profit	3,336	3,629	4,017	3,486
Net income	426	515	351	470
Basic earnings per share	$ 0.15	$ 0.19	$ 0.13	$ 0.16
Diluted earnings per share	$ 0.15	$ 0.18	$ 0.12	$ 0.16

($ in thousands, except per share amounts) 2003	First Qtr.	Second Qtr.	Third Qtr.	Fourth Qtr.
Net revenues	$ 6,422	$ 5,774	$ 6,711	$ 6,299
Gross profit	3,206	2,779	3,192	2,743
Net income	358	270	535	472
Basic earnings per share	$ 0.13	$ 0.10	$ 0.19	$ 0.17
Diluted earnings per share	$ 0.13	$ 0.10	$ 0.19	$ 0.16

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There were no changes in or disagreements with our independent public accountants.

Item 9A. Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. As of December 31, 2004, an evaluation was carried out under the supervision and with the participation of the Company's management, including the chief executive officer and principal financial officer, of the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the chief executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures are effective. Subsequent to the date of their evaluation, there have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls.

The Company's management, including the CEO and principal financial officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information concerning officers, directors and nominees for director of the Company is presented in the sections entitled "Nominees for Board of Directors" and "Executive Officers of the Registrant" of the Company's Proxy Statement for the 2005 Annual Meeting of Shareholders to be held on May 9, 2005, which sections are incorporated in this annual report on Form 10-K by reference. The information concerning compliance with 16(a) of the Securities Exchange Act of 1934, as amended, is presented in the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" of the Proxy Statement for the 2005 Annual Meeting of Shareholders, which section is incorporated in this annual report on Form 10-K by reference.

Information concerning our audit committee and our audit committee financial expert is set forth in the section entitled "The Board of Directors and its Committees," in our Proxy Statement for the 2005 Annual Meeting of Shareholders, which section is incorporated in this annual report on Form 10-K by reference.

Information concerning our Code of Ethics is set forth in the section entitled "Code of Ethics" in our Proxy Statement for the 2005 Annual Meeting of Shareholders, which section is incorporated in this annual report on Form 10-K by reference.

Item 11. Executive Compensation

Information concerning executive compensation is set forth in the section entitled "Executive Compensation" in our Proxy Statement for the 2005 Annual Meeting of Shareholders, which section is incorporated in this annual report on Form 10-K by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Information for this item is set forth in the section entitled "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement for the 2005 Annual Meeting of Shareholders, which section is incorporated in this annual report on Form 10-K by reference.

Information concerning securities authorized for issuance under our equity compensation plans is set forth in Part II of Item 5 of this Form 10-K and is incorporated in Item 12 of this annual report on Form 10-K by reference.

Item 13. Certain Relationships and Related Transactions

Information for this item is set forth in the section entitled, "Certain Transactions, Employment Contracts, Termination of Employment and Change-in-Control Arrangements" in our Proxy Statement for the 2005 Annual Meeting of Shareholders, which section is incorporated in this annual report on Form 10-K by reference.

Item 14. Principal Accounting Fees and Services

Information for this item is set forth in the section entitled "Principal Accounting Fees and Services" in our Proxy Statement for the 2005 Annual Meeting of Shareholders, which section is incorporated in this annual report on Form 10-K by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) 1. Consolidated Financial Statements of O. I. Corporation and its subsidiary that are included in Part II, Item 8:

(a) 2. Financial Statement Schedules required to be filed by Item 8 of this Form:

All schedules are omitted, as they are not required, or are not applicable, or the required information is included in the financial statements or notes thereto.

(a) 3. Exhibits

3.1 Articles of Incorporation of the Company (filed as Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year-ended December 31, 2001 and incorporated herein by reference).

3.2 Amended and restated Bylaws of the Company (filed as Exhibit 3.2 to the Company's Annual Report on Form 10-K for the year-ended December 31, 2002 and incorporated herein by reference).

*10.1 Amended and Restated 1987 Stock Option and SAR Plan (filed as Exhibit 4.3 to the Company's Registration Statement on Form S-8 (No. 33-24505) and incorporated herein by reference).

*10.2 Employee Stock Purchase Plan (filed as Exhibit 4.3 to the Company's Registration Statement on Form S-8 (No. 33-62209) and incorporated herein by reference).

*10.3 Employment Agreement between the Company and William W. Botts (filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference).

*10.4 Value-Added Reseller Agreement between the Company and Hewlett-Packard Company (filed as Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 1989 and incorporated herein by reference).

*10.5 1993 Incentive Compensation Plan (filed as Exhibit 10.7 to the Company's Annual Report on Form 10-K for the year ended December 31, 1993 and incorporated herein by reference).

*10.6 Registration Rights Agreement among O. I. Corporation and the former shareholders of CMS Research Corporation dated January 4, 1994 (filed as Exhibit 10.8 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).

*10.7 2003 Incentive Compensation Plan (filed as Exhibit A to the Company's Proxy Statement on Schedule 14-A dated April 5, 2002, and incorporated herein by reference).

*10.8 O.I. Corporation 2003 Incentive Compensation Plan (filed as Exhibit 99.1 the registration statement on Form S-8 (No. 333-106254) and incorporated herein by reference).

*10.9 Form of Nonqualified Stock Option Agreement between O.I. Corporation and its Directors.

*10.10 Form of Nonqualified Stock Option Agreement between O.I. Corporation and its Employees.

*10.11 Form of Qualified Stock Option Agreement between O.I. Corporation and it Employees.

23.1 Consent of Grant Thornton LLP.

31.1 Principal Executive Officer certification pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Principal Financial Officer certification pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Principal Executive Officer certification pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Principal Financial Officer certification pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1 The O. I. Corporation definitive Proxy Statement, dated April 14, 2005, is incorporated by reference as an Exhibit hereto for the information required by the Securities and Exchange Commission, and, except for those portions of such definitive proxy statement specifically incorporated by reference elsewhere herein, such definitive proxy statement is deemed not to be filed as a part of this report.

* Management contract or compensatory plan or arrangement.

(b) Reports on Form 8-K.

Form 8-K dated October 26, 2004, regarding material impairment of Intelligent Ion, Inc. Series A Preferred Stock and press release regarding its signing a non-binding Letter of Intent to acquire substantially all the assets of Intelligent Ion, Inc.

Form 8-K dated December 29, 2004, regarding O.I. Corporation press release regarding its completion of the purchase of certain assets of Intelligent Ion, Inc.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

O. I. CORPORATION

/s/ William W. Botts

Date: March 23, 2005

By: William W. Botts
President and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ William W. Botts William W. Botts	President, Chief Executive Officer, Director (Principal Executive Officer)	March 23, 2005
/s/ Juan M. Diaz Juan M. Diaz	Vice President- Corporate Controller, (Principal Financial Officer and Principal Accounting Officer)	March 23, 2005
/s/ Jack S. Anderson Jack S. Anderson	Director	March 23, 2005
/s/ Richard W. K. Chapman Richard W. K. Chapman	Director	March 23, 2005
/s/ Edwin B. King Edwin B. King	Director	March 23, 2005
/s/ Craig R. Whited Craig R. Whited	Director	March 23, 2005

corporate information

corporate headquarters

O.I. Corporation
151 Graham Road
P.O. Box 9010
College Station, Texas
77842-9010

(979) 690-1711
(979) 690-0440 fax

Internet Address
www.oico.com

Common Stock
Traded on the Nasdaq
Stock Market® under
the stock symbol OICO

OICO
NASDAQ
LISTED

Stockholder Information

Copies of O.I. Corporation's Form 10-K report filed with the Securities and Exchange Commission and other current financial information are available without charge by contacting Investor Relations at Corporate Headquarters or on the Company's home page at www.oico.com

Board of Directors

William W. Botts
President
Chief Executive Officer
Chairman of the Board
O.I. Corporation

Jack S. Anderson [1,2,3]
President, Jasada Corp.
CEO, FMI
Houston, Texas

Richard W.K. Chapman [1,2,3]
Managing Partner
GlenRose Capital, LLC
Georgetown, Texas

Edwin B. King [1,2,3]
Vice President - Director
Scientific Management, Inc.
Austin, Texas

Craig R. Whited [1,2,3]
CPA President Emeritus
The Oxford Group

Corporate Officers

William W. Botts
President and
Chief Executive Office

Jane A. Smith
Vice President and
Corporate Secretary

Juan M. Diaz
Vice President and
Corporate Controller

Donald P. Segers
Vice President and
General Manager

Patent Counsel

Wong, Cabello, Lutsch,
Rutherford and
Brucculeri LLP
Houston, Texas
(832) 446-2400

General Counsel

Andrews Kurth LLP
Houston, Texas
(713) 220-4200

Independent Accountants

Grant Thornton LLP
Houston, Texas
(713) 654-4100

Bank

Wells Fargo Bank Texas, N.A.
Bryan, Texas
(979) 776-5402

Transfer Agent

American Stock
Transfer and Trust Co.
59 Maiden Lane
New York, New York 10038
(800) 937-5449

1 Member of Compensation Committee

2 Member of Audit Committee

3 Member of Nominating and Corporate Governance Committee

Shareholders Meeting

The annual shareholders meeting will be held Monday, May 9, 2005 at 11:00 a.m. at the headquarters of

O.I. Corporation
151 Graham Road
College Station, Texas 77845

REGISTERED COMPANY
ISO 9001
SGS

O·I·CORPORATION

Corporate Headquarters:

151 Graham Road • PO Box 9010 • College Station, Texas USA 77842-9010

FAX (979) 690-0440 • (979) 690-1711 • (800) 653-1711 USA/Canada

www.oico.com • email: oimail@oico.com

Publication 22540305



proxy statement 2004

RECD S.E.C.





O·I·CORPORATION

THIS PAGE INTENTIONALLY LEFT BLANK

TABLE OF CONTENTS

O. I. CORPORATION

151 Graham Road, P.O. Box 9010
College Station, Texas 77842-9010

Notice of Annual Meeting of Shareholders
to be Held on May 9, 2005

To the Shareholders of O. I. Corporation:

You are hereby notified that the Annual Meeting of Shareholders of O. I. Corporation will be held on Monday, May 9, 2005 at 11:00 a.m. at O.I. Corporation headquarters, 151 Graham Road, College Station, Texas, for the purposes of considering and voting upon the following matters proposed by the Board of Directors:

(i) the election of directors;
(ii) the ratification of the appointment of independent public accountants; and
(iii) the transaction of such other business as may properly come before the meeting.

The stock transfer books will not be closed, but only shareholders of record at the close of business on March 14, 2005 will be entitled to notice of and to vote at the meeting.

After completing the business of the meeting, we will discuss fiscal year 2004 results and the current outlook for the Company. There will be a period for questions and discussion with the Company's officers and directors.

If you plan to be present, please notify the Secretary of the Company so that the necessary arrangements can be made for your attendance. Regardless of whether you plan to personally attend, it is important that your shares be represented at the meeting; therefore, **PLEASE DATE, SIGN AND IMMEDIATELY RETURN YOUR PROXY CARD IN THE POST-PAID ENVELOPE PROVIDED.** You may revoke your proxy at any time prior to exercise at the meeting.

By Order of the Board of Directors

Jane A. Smith

Jane A. Smith
Vice President-Corporate Secretary

April 14, 2005

O. I. CORPORATION

151 Graham Road, P.O. Box 9010
College Station, Texas 77842-9010

PROXY STATEMENT

THE MEETING

Solicitation, Date, Time and Place

This Proxy Statement is furnished to the shareholders of O. I. Corporation (the "Company") in connection with the solicitation of proxies to be used in voting at the 2005 annual meeting of shareholders or any adjournment or postponement of that meeting. The meeting will be held on May 9, 2005, 11:00 a.m. local time, at the Company's headquarters, 151 Graham Road, College Station, Texas, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. The proxy statement and the accompanying proxy, which are accompanied or preceded by our 2004 Annual Report, are first being mailed to shareholders on or about April 14, 2005. The enclosed proxy is solicited on behalf of the Board of Directors of the Company.

Revocation of Proxies

You can revoke your proxy before it is exercised at the meeting in any of three ways:

- by submitting written notice to our Secretary before the meeting that you have revoked your proxy;
- by timely submitting another proxy by fax or mail that is later dated and properly signed; or
- by voting in person at the meeting, provided you have a valid proxy to do so if you are not the record holder of the shares.

Expenses of Solicitation

The Company will bear the cost of the solicitation of the proxies, including the charges and expenses of brokerage firms and others for forwarding solicitation material to beneficial owners of stock. All further solicitations will be made either by the Company's transfer agent or by regular employees of the Company, neither of whom will be additionally compensated.

Record Date; Stockholders Entitled to Vote; Quorum; Vote Required

Holders of record of our common stock at the close of business on March 14, 2005, the record date, are entitled to notice of and to vote at the meeting. At the close of business on the record date, there were 2,823,137 shares of common stock, par value $0.10 per share, ("Common Stock"), of the Company issued and outstanding. Each share is entitled to one vote per share on the matters proposed. Only holders of Common Stock of record at the close of business on March 14, 2005, will be entitled to vote at the meeting.

A quorum of stockholders (those holding a majority of the outstanding common stock and attending personally or represented by proxy) is necessary for a valid meeting. Abstentions will be included in determining the number of shares present at the Meeting for the purpose of determining the presence of a quorum, as would broker non-votes. (Broker non-votes occur when brokers are not permitted under stock exchange rules to vote on a matter without instructions from beneficial owners of the shares and no instructions are given.) Brokers are permitted to vote on the election of directors and the ratification of independent public accountants without instructions from beneficial owners, so we do not anticipate any broker non-votes at the meeting.

Directors are elected by a majority of the votes cast for directors. Ratification of the appointment of independent public accountants requires approval by a majority of the votes cast on the proposal. Abstentions (and any broker non-votes) will not be included in the number of votes cast on a matter and thus will not be taken into account in determining the approval of these proposals.

In the absence of a quorum (1,411,569 shares) at the meeting, either in person or by proxy, the meeting may be adjourned from time to time for not more than 29 days, without notice, other than announcement at the meeting, until a quorum shall be formed.

Voting of Proxies

Please use the enclosed postage-paid envelope to return the proxy card or voting form that accompanies this proxy statement.

Shares Held of Record. The Company's transfer agent and registrar, American Stock Transfer & Trust Company, 59 Maiden Lane, New York, NY 10038, will tabulate the votes. Proxies must be received by 11:59 p.m. eastern time on May 8, 2005. Giving such a proxy will not affect your right to vote in person if you decide to attend the meeting.

Shares Held in a Bank or Brokerage Account. A number of banks and brokerage firms participate in a program (separate from that offered by American Stock Transfer & Trust Co.) that permits stockholders to direct their vote by internet or telephone. If your shares are held in an account at such a bank or brokerage, you may direct the voting of those shares by internet or telephone by following the instructions on their enclosed voting form. Votes directed by Internet or telephone through such a program must be received by 11:59 p.m. eastern time on May 8, 2005. Directing your vote in this manner will not affect your right to vote in person if you decide to attend the meeting; however, you must first request a legal proxy either on the internet or the voting form that accompanies this proxy statement. Requesting a legal proxy prior to the deadlines described above will automatically cancel any voting directions you have previously given.

Other Matters to Be Acted on at the Meeting

At the meeting, we will act only on the matters indicated on the accompanying Notice and procedural matters related to the meeting.

General Information

The mailing address of the Company's principal executive offices is O. I. Corporation, P.O. Box 9010, College Station, Texas 77842-9010. The Company's telephone number is (979) 690-1711, and its facsimile number is (979) 690-0440.

FIVE-YEAR CUMULATIVE TOTAL RETURN
OF O.I. CORPORATION, NASDAQ MARKET INDEX,
AND PEER GROUP INDEX

The following graph compares the cumulative total return on $100 invested as of December 31, 1999 through December 31, 2004 in the common stock of the Company, the NASDAQ Market Index, and a peer group index consisting of public companies with the Company's Standard Industrial Classification ("SIC") Code (Laboratory and Analytical Instruments). The Company has never paid any dividends.


DOLLARS
275
250
225
200
175
150
125
100
75
50
25
0

	1999	2000	2001	2002	2003	2004
O.I. Corporation	100	93.66	165.08	103.11	222.20	252.72
NASDAQ Market Index	100	62.85	50.10	34.95	52.55	56.97
SIC Code 382	100	108.23	75.93	50.05	80.09	81.88

Assumes $100 Invested on January 1, 2000
Assumes Dividend Reinvested
Fiscal Year Ending December 31, 2004

The foregoing stock price performance comparisons shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act or under the Exchange Act, except to the extent that the Company specifically incorporates this graph by reference, and shall not otherwise be deemed filed under such acts.

There can be no assurance that the Company's stock performance will continue into the future with the same or similar trends depicted in the graph above. The Company will not make or endorse any predictions as to future stock performance.

PROPOSAL 1

ELECTION OF DIRECTORS

The Board of Directors has nominated and urges you to vote FOR the five nominees listed below. Proxies solicited hereby will be so voted unless shareholders specify otherwise in their Proxies. The affirmative vote of the holders of a plurality of the shares of common stock present in person or by proxy at the meeting and entitled to vote is required for approval of this proposal.

At the meeting, five (5) directors are to be elected to serve for the ensuing year and until their respective successors are elected and qualified, in accordance with the provisions of the bylaws. The shareholders are being asked to vote for the election of Messrs. Anderson, Botts, Chapman, King, and Whited. Unless otherwise marked, the shares represented by the enclosed proxy will be voted **"FOR"** the election as directors of the five (5) nominees named above. The proxy cannot be voted for a greater number of persons than the number of nominees named. If any nominee becomes unavailable for any reason, or if a vacancy should occur before the election (which events are not anticipated), the shares represented by the enclosed proxy may be voted for such person as may be determined by the holders of such proxy.

Nominees for Board of Directors

The nominees to serve as directors of the Company until the next annual meeting of shareholders and until their successors are elected and qualified, and certain information with respect to the business experience of each nominee during the last five years, is set forth below. The Board of Directors has determined that each of the current directors standing for re-election, except for Mr. Botts, is independent within the meaning of the Nasdaq Stock Market listing standards.

William W. Botts (62). Mr. Botts has served as President of the Company since February 1, 1985, Chief Executive Officer of the Company since July 19, 1985, and Chairman of the Board of Directors of the Company since May 26, 1986.

Jack S. Anderson (79). Dr. Anderson has served on the Board of Directors since 1980. From October 1983 until the present, he has served as President of Jasada Corporation, an investment firm located in Houston, Texas. Dr. Anderson has served as a director of Shoreline, Inc. located in Taft, Texas since 1989, and as Chief Executive Officer of FMI, Inc. located in Houston, Texas since 1998, each of which are privately owned companies.

Richard W. K. Chapman (60). Dr. Chapman has served on the Board of Directors since August 2001. He was President, Chief Executive Officer, and Director of ThermoQuest Corporation from its inception in 1995 throughout its existence as a publicly-traded company, ending in May 2000. He was also senior vice president of Thermo Instrument Systems, Inc., an analytical instrumentation manufacturer, from 1992 to 2000 when it was a publicly traded company. Dr. Chapman served as Chairman of the Board of Thermo BioAnalysis Corporation, a public company making products for biochemists, from 1995 to 1997. He also served as a Director of Thermo Cardio Systems, Inc., a public company making implantable cardiac assist devices from 1996 to 1997. In 2000, he became a managing partner with GlenRose Capital, LLC, a private equity firm specializing in the acquisition and operation of high technology companies. Currently, Dr. Chapman is on the board of two of GlenRose Capital's private companies, Eberline Services and Lionville Laboratory; and is founder and Chairman of Axxiom Inc., a private real estate firm.

Edwin B. King (77). Mr. King has served on the Board of Directors since February 1995. From 1979 to 1998, he served as director and Chairman of the Board for Asoma Instruments, Inc. of Austin, Texas, an analytical instrument manufacturer. From 1984 to the present, he has served as Vice President and Director of Scientific Management, Inc., a management consulting, personnel testing, and evaluation firm. From September 1999 to the present, Mr. King has served as an officer and director of PayMate.net Corporation, an Internet-based point of sale payment transaction system provider. From June 1999 to the present, he has served as an officer and director of

Analytical Magnetic Instruments, Inc., a magnetic instrument developer. From January 2000 to the present, he has served as an officer and director of SafeFood Technologies, Inc., a research and development firm for sterilization equipment and processes.

Craig R. Whited (58). Mr. Whited, a Certified Public Accountant, has served on the Board of Directors of the Company since May 1996. Mr. Whited is now retired. He previously served as the President and CEO of The Oxford Group, Inc. for eleven years. Prior to that, Mr. Whited served as a Chief Financial Officer for ten years and served for five years as a Certified Public Accountant at Deloitte Haskins & Sells, now Deloitte and Touche. He has been licensed as a CPA and a member of both the American Institute of Public Accountants and the California Society of Certified Public Accountants for over 25 years as well as being a member of the Financial Executives Institute for over 20 years.

INFORMATION ABOUT THE BOARD OF DIRECTORS

Directors Compensation

During 2004, all non-employee directors received a fee of $2,000 for each regular Board of Directors meeting attended and $500 for each committee meeting and special Board of Directors meeting attended. Directors who are also officers or employees of the Company receive no additional compensation for attendance at such Board or committee meetings. For the fiscal year ended December 31, 2004, directors fees paid were: Dr. Anderson, $26,000; Mr. Botts, $0; Dr. Chapman, $26,000; Mr. King, $31,000; and Mr. Whited, $26,000.

By resolution of the Board of Directors, Mr. King was appointed to an ad hoc committee of one to negotiate on behalf of the Company the amendment of a product purchase agreement with Intelligent Ion, Inc (III). Mr. King negotiated on behalf of the Company to avoid any potential conflict of interest, because Mr. Botts was serving as a director of III at that time. Mr. Botts later resigned as a director of III in order to avoid any conflict of interest as he negotiated on behalf of the Company to acquire the assets of III. The Corporate Governance Committee approved a payment of $5,000 to Mr. King as compensation for such services. For 2005, each chairman of the board committees described below will receive $750 per committee meeting with the exception of the chairman of the audit committee, who will receive $1,500.

The 2003 Incentive Compensation Plan, which was adopted by the Board of Directors on February 25, 2002 and approved by shareholders at the 2002 Annual Shareholders Meeting, became effective January 1, 2003.

Pursuant to the Company's 2003 Incentive Compensation Plan (the "2003 Plan"), each non-employee director is granted annually a non-qualified stock option for 2,000 shares of Common Stock at each regular annual meeting of shareholders at which he is elected or re-elected to the Board of Directors. Each option has an exercise price equal to the Market Value Per Share on the date of grant. The options (i) vest six months from the date of grant, (ii) are exercisable to the extent vested until (a) three months following termination of service as a director for reasons other than retirement, disability, death or cause or (b) generally, twelve months following termination of service as a director for retirement, disability or death; (iii) have a term of three years and; (iv) are exercisable in full following a "Change in Control" event (as defined in the 2003 Plan).

On May 10, 2004, the day of the 2004 Annual Shareholders Meeting, each non-employee director was granted options to purchase 2,000 shares of the Company's common stock under the 2003 Plan as described above.

Under the 2003 Plan, any new director *initially* elected to the Board of Directors will also receive a one-time restricted stock award for 3,000 shares of Common Stock that will vest in full on the second anniversary of the date of grant.

The Board of Directors and its Committees

The Company's Board of Directors currently consists of five persons, all of whom, other than Mr. Botts, have been affirmatively determined by the Board of Directors to be independent within the meaning of Rule 4200(a)(15) of the listing standards of the Nasdaq Stock Market. Directors are elected at each annual meeting of shareholders and serve until a successor shall be elected and qualified at an appropriate annual meeting of the shareholders. Vacancies may be filled by an affirmative vote of the majority of the remaining directors.

The Company's Board of Directors met ten times during 2004 and every Director attended all of the ten meetings. Although the Company does not have a formal policy regarding attendance by the Board of Directors at the annual stockholders' meeting, it encourages Directors to attend, and the annual meeting of the Board of Directors typically is held on the same day as the stockholders meeting. It is anticipated that the Directors will attend both meetings.

Compensation Committee. The Compensation Committee (the "Compensation Committee") consists of Messrs. Anderson, Chapman, King, and Whited all of whom the board has determined are independent within the meaning of Rule 4200(a)(15) of the listing standards of the Nasdaq Stock Market. Mr. King serves as chairman of this Compensation Committee. Functions of the Compensation Committee are to approve and recommend to the full Board of Directors remuneration arrangements of directors and senior management personnel and to adopt, subject to Board approval, compensation plans for officers and directors and to administer and grant benefits pursuant to such plans. The Compensation Committee met once during 2004, and all members of the Compensation Committee attended that meeting.

In January 2004, the Board of Directors adopted a Compensation Committee Charter. The current version of this Charter is available at no charge on the Company's web site located at *www.oico.com.*

Audit Committee. The Audit Committee (the "Audit Committee") consists of Messrs. Anderson, Chapman, King, and Whited, all of whom the board has determined are independent within the meaning of Rule 4200(a)(15) of the listing standards of the Nasdaq Stock Market. Mr. Whited serves as chairman of the Audit Committee. The Board of Directors has determined that Craig R. Whited is an "audit committee financial expert" as defined by Item 401(h) of Regulation S-K and is "independent" as defined by Item 7(d)(3)(iv) of Schedule 14A. Please see the Report of the Audit Committee, page 7. The Audit Committee met six times during 2004, and all members of the Audit Committee were present at each meeting.

As required by the Nasdaq Stock Market, the Company's Board of Directors has reviewed the qualifications of its Audit Committee members and has determined that none of them has a relationship to the Company that may interfere with the exercise of their independence from management and the Company.

On January 23, 2005, the Board of Directors amended its Audit Committee Charter to require annual self-evaluations, both individually and collectively as a committee. The Audit Committee Charter, as amended, is attached hereto as Exhibit A and is available at no charge on the Company's web site at *www.oico.com.*

Nominating & Corporate Governance Committee. The Nominating & Corporate Governance Committee (the "Nominating Committee") consists of Messrs. Anderson, Chapman, King, and Whited all of whom the board has determined are independent within the meaning of Rule 4200(a)(15) of the listing standards of the Nasdaq Stock Market. Dr. Anderson serves as chairman of the Nominating Committee. The function of this committee is to assist the board by (1) identifying individuals qualified to become board members and recommending that the Board select a group of such individuals to be nominated for election at each annual meeting of the Company's shareholders, (ii) identifying directors to fill a vacancy on the board, and (iii) ensuring that the Audit, Compensation and Nominating Committees of the Board shall have the benefit of qualified and experienced "independent" directors. The Nominating Committee met five times during 2004.

In identifying qualified individuals to become members of the Board of Directors, the Nominating Committee selects candidates whose attributes it believes would be most beneficial to the Company. The Nominating Committee evaluates each individual's experience, integrity, competence, diversity, skills, and dedication in the context of the needs of the Board of Directors.

The Company's Bylaws contain provisions, which address the process by which a stockholder may nominate an individual to stand for election to the Board of Directors at the Company's Annual Meeting. Generally, stockholders desiring to make such recommendations should submit a written notice of the recommendation to the Corporate Secretary of the Company. In order for any nomination notice to be considered timely for next year's annual meeting of stockholders, the written notice must be received by the Corporate Secretary of the Company not less than 60 days nor more than 90 days in advance of the first anniversary of the previous year's annual meeting of stockholders. Stockholders may contact the Corporate Secretary at the Company's principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for nominating director candidates.

In January 2004, the Board of Directors evaluated the matter of corporate governance and decided to include such matters under the Nominating Committee. The Board adopted a Nominating and Corporate Governance Committee Charter, which was published in the 2003 Proxy Statement, and it is available at no charge on the Company's web site at *www.oico.com.*

Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (the "Code") that applies to all employees, executive officers and Directors of the Company, including the Company's principal executive officer and principal financial officer. The Code contains written standards that are reasonably designed to deter wrongdoing and includes provisions regarding ethical conduct, conflicts of interest, proper disclosure in all public communications, compliance with all applicable governmental laws, rules and regulations, and the prompt reporting of violations of the Code and accountability for adherence to the Code. A copy of the Code is available on our web site at *www.oico.com.*

Stockholder Communications with the Board

Stockholders and other interested parties may communicate with one or more members of the Board of Directors by writing to all or one of the following: Audit Committee Chairman, Compensation Committee Chairman, or Nominating Committee Chairman, c/o Corporate Secretary, O.I. Corporation, P.O. Box 9010, College Station, TX 77842-9010.

REPORT OF THE AUDIT COMMITTEE

NOT WITHSTANDING ANYTHING TO THE CONTRARY SET FORTH IN ANY OF THE COMPANY'S FILINGS UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES EXCHANGE ACT OF 1934, THE FOLLOWING REPORT OF THE AUDIT COMMITTEE SHALL NOT BE INCORPORATED BY REFERENCE INTO ANY SUCH FILINGS AND SHALL NOT OTHERWISE BE DEEMED FILED UNDER SUCH ACTS.

The Company's Audit Committee is comprised of four independent directors, each of whom is able to read and understand fundamental financial statements. One member of the Audit Committee is an Audit Committee Financial Expert as defined by the SEC in Disclosures Required by Sections 406 and 407 of the Sarbanes-Oxley Act of 2002 and in Regulation S-K.

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information, which will be provided to the shareholders and others, the systems of internal controls, which management has established, and the audit process. Included in this function, the audit committee will meet at least four times per year, including each time the Company proposes to issue a press release with the Company's quarterly or annual earnings information. In doing so, it is the responsibility of the Audit Committee to provide an open avenue of communication between the board of directors, management, the internal accounting function, and the independent accountants. The Audit Committee is also empowered to appoint the independent auditors, establish the audit fees, pre-approve any non-audit services provided by independent auditors and to hire outside counsel or other consultants as necessary.

In order to adhere to the rules and regulations set forth under the Sarbanes-Oxley Act of 2002, the Audit Committee amended its written charter in January 2005 and is attached hereto as Exhibit A. The charter describes the scope of the Audit Committee's responsibilities and how it should enforce/administer those responsibilities.

The Audit Committee has discussed with Grant Thornton LLP ("Grant Thornton"), the Company's independent certified public accountants, the matters required to be discussed by Statement on Audit Standards No. 61, as amended, (Communication with Audit Committees); and the Audit Committee has received and discussed the written disclosure and the letter from Grant Thornton required by Independent Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The Audit Committee has also discussed the independence of Grant Thornton with that firm.

With and without management present, the Audit Committee discussed and reviewed the results of the independent auditors' examination of the Company's December 31, 2004 financial statements. The discussion included matters related to the conduct of the audit, such as the selection of and changes in significant accounting policies, the methods used to account for significant or unusual transactions, the effect of significant accounting policies in controversial or emerging areas, the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditors' conclusions regarding the reasonableness of those estimates, significant adjustments arising from the audit and disagreements, if any, with management over the application of accounting principles, the basis for management's accounting estimates and the disclosures in the financial statements.

Based on the review and discussions with the Company's independent auditors, the Audit Committee recommended to the Board of Directors, and the Board of Directors has approved, that the Company's audited financial statements be included in the Securities and Exchange Commission Annual Report on Form 10-K for the year ended December 31, 2004.

Principal Accounting Fees and Services

The following table shows the fees paid by the Company for the audit and other services provided by Grant Thornton for fiscal 2004 and 2003:

	2004	2003
Audit fees	$ 115,450	$ 98,100
Audit-related fees	-0-	2,400
Tax fees	34,595	25,400
All other fees	-0-	-0-
TOTAL	$ 150,045	$ 125,900

"Audit Fees" consist of fees billed for professional services rendered for the audit of O.I. Corporation's consolidated financial statements and review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by Grant Thornton in connection with statutory and regulatory filings and professional services. In 2004 additional fees were charged by Grant Thornton relating to SOX 404 compliance.

"Audit-Related Fees" in 2003 consist of fees billed for accounting consultation with Grant Thornton regarding the agreements with Intelligent Ion, Inc. The additional fees incurred by the Company in 2004, totaling $5,100, as a result of its investment in III, were included in "Audit fees".

"Tax Fees" consist of fees billed for professional services for tax compliance, tax advice, and tax planning from Grant Thornton in 2004 and in 2003.

The Audit Committee has established a pre-approval policy whereby upon receiving management requests to perform additional audit-related or tax services not contemplated in the original independent auditors' proposal, or not previously approved by the audit committee, the audit committee chairman may approve the performance of such services in between meetings of the audit committee, when the independent auditor contacts the audit committee chairman seeking such approval. If the audit committee chairman is not available, then with all of the other members of the audit committee in agreement, they may approve the request of the independent auditors for authorization.

This report has been provided by the members of the Audit Committee:

Craig R. Whited, Audit Committee Chairman
Jack S. Anderson
Richard W. K. Chapman
Edwin B. King

EXECUTIVE COMPENSATION

Executive Officers of the Registrant

The executive officers of the Company, their ages, positions, and offices, as of December 31, 2004, are as follows:

Name	Age	Position	Date Elected to Position
William W. Botts	62	President and Chief Executive Officer, Chairman of the Board	1985 1986
Jane A. Smith	56	Vice President/Corporate Secretary	1990
Juan M. Diaz	31	Vice President/Corporate Controller	2003
Donald P. Segers	49	Vice President/General Manager	2001

William W. Botts joined the Company as President and Chief Operating Officer on February 1, 1985, was named Chief Executive Officer of the Company on July 19, 1985, and Chairman of the Board of Directors of the Company on May 26, 1986. Prior to joining the Company, he was Vice President and General Manager of the Brandt Division of TRW Inc.; Executive Vice President and Chief Operating Officer of The Brandt Company; Division General Manager of Sheller-Globe, Inc.; Assistant Plant Manager, Arvin Industries; and Engineer, AMBAC Industries, Inc.

Jane A. Smith has been employed with the Company since 1973. She was named Assistant Corporate Secretary in 1976 and Corporate Secretary in 1986. On May 22, 1990, she was named Vice President/Corporate Secretary.

Juan M. Diaz joined the Company as Corporate Controller on June 30, 2001. Prior to joining the Company, he was Audit Manager for Arthur Andersen LLP in Houston, Texas. He received his Certified Public Accountant certification in 2000. On May 9, 2003, he was named Vice President/Corporate Controller.

Donald P. Segers, Ph.D., joined the Company in July 1997 as Senior Research Scientist of the Company. He was promoted to Program Manager in October 1998. On September 14, 2000, he was promoted to General Manager, and on February 5, 2001, he was named Vice President/General Manager. Before joining the Company, Dr. Segers was Program Manager of the Applied Physical Chemistry Group at Southern Research Institute.

Compensation of Executive Officers

The following table lists, for the year ended December 31, 2004, compensation paid by the Company to the named executive officers in 2004. There were no other executive officers of the Company whose compensation exceeded $100,000 during 2004.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation Awards	
Principal Position	Year	Salary ($)	Bonus ($)[2]	Securities Underlying Options/SARs (#)[3]	All Other Compensation ($)[4]
William W. Botts	2004	$ 208,000[1]	$ 60,000	-0-	$ 23,873
President/Chief	2003	$ 200,000	$ 10,000	-0-	$ 21,642
Executive Officer	2002	$ 187,000	$ -0-	-0-	$ 23,312
Donald P. Segers	2004	$ 137,000	$ 40,000	9,000	$ 7,041
Vice President	2003	$ 118,000	$ 25,000	18,000	$ 4,511
General Manager	2002	$ 108,000	$ 17,000	12,000	$ 1,947

(1) Mr. Botts' annual salary for 2004 was $210,000, effective as of February 4, 2004.

(2) Bonus compensation is generally paid in the year subsequent to the year shown in the table when the results for the year are known.

(3) Options are granted based on the Compensation Committee's review of the Company's year-end performance as of December 31 and are generally granted in the year subsequent to the year shown in the table.

(4) The amounts in this column include contributions to the 401(k) Plan. At the end of each fiscal year, the Company' Board of Directors determines a discretionary contribution to the 401(k) Plan. Mr. Botts and Dr. Segers are participants in the Company's 401(k) Plan and receive a proportion of the Company's contribution according to the terms of the Plan. Such amounts in 2004, 2003, and 2002 for Mr. Botts were $8,873, $6,642, and $2,909, respectively and for Dr. Segers were $7,041, $4,511, and $1,947, respectively. Also included in this column are life insurance premiums paid for Mr. Botts in 2004, 2003, and 2002 in the amount of $15,000, $15,000, and $20,403, respectively.

The following table sets forth certain information with respect to incentive stock options granted to the named executive officers between January 1, 2004 and December 31, 2004.

Options/SAR Grants in the Last Fiscal Year

Individual Grants						
Name	Number of Securities Underlying Options/SARs Granted (#)[1]	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term [2]	
					5% ($)	10% ($)
William W. Botts	-0-	--	--	--	--	--
Donald P. Segers	9,000	20%	$8.36	1/26/2014	$47,318	$119,913

(1) Options vest in various increments annually from date of grant. No SARs were granted. Exercisability may be accelerated upon the occurrence of a "Change in Control Event" (as defined in the Company's incentive compensation plans).

(2) The Securities and Exchange Commission requires disclosure of the potential realizable value. The disclosure assumes the option will be held for the full ten-year term prior to exercise. Such option may be exercised prior to the end of such ten-year term.

The following table provides information on option exercises in fiscal 2004 by the named executive officers and the values of such officers' unexercised options at December 31, 2004.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise	Value Realized	Number of securities Underlying unexercised Options/SARs at December 31, 2004		Value of unexercised in-the-money Options/SARs at December 31, 2004	
			Exercisable	Unexercisable	Exercisable	Unexercisable
William W. Botts	-0-	-0-	33,000	6,000	$174,258	$ 23,250
Donald P. Segers	9,000	$40,496	21,500	28,000	$104,453	$120,209

Equity Compensation Plans

The Company has four equity compensation plans, all of which have been approved by its shareholders. The following table provides information as of December 31, 2004 on these plans, which are currently in effect.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Employee Stock Purchase Plan	--[1]	--[1]	136,825
2003 Incentive Compensation Plan	68,800	$7.29	279,000
1993 Incentive Compensation Plan	188,605	$4.56	--[2]
1987 Amended and Restated Stock Option and SAR Plan	15,300	$3.46	--[2]
	272,705	$5.20	415,825

1) Employees eligible to participate in the Employee Stock Purchase Plan may purchase shares of the Company's stock on a regular basis through payroll deductions. The price of the shares to the employees equals the average of the bid and ask price of the last five days of each fiscal quarter.
2) Both the 1987 and 1993 Incentive Compensation Plans have expired and no new securities may be issued.

Compensation Committee Interlocks and Insider Participation

During fiscal 2004, no executive officer of the Company served as (i) a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on the Board of Directors of the Company, or (ii) a director of another entity, one of whose executive officers served on the Board of Directors of the Company.

No member of the Compensation Committee (or board committee performing equivalent functions) (i) was an officer or employee of the Company, (ii) was formerly an officer of the Company or (iii) had any business relationship or conducted any transactions with the Company.

Certain Relationships and Related Transactions, Employment Contracts, Termination of Employment and Change-in-Control Arrangements

Under the terms of an employment agreement with the Company effective January 1, 2004 and terminating December 31, 2006, Mr. Botts is performing executive duties as President and Chief Executive Officer of the Company. Compensation paid pursuant to this agreement includes an annual salary as determined by the Board of Directors (such amount is included in the Summary Compensation Table above), life insurance coverage, and the use of a company vehicle. The employment agreement remains in effect until its expiration date, unless Mr. Botts dies, becomes disabled or violates his duty of loyalty to the Company, or following certain developments incident to a change in control of the Company (as defined in the employment agreement). Commencing on January 1, 2005, and on each January 1 thereafter, the term of Mr. Botts' employment agreement (the "Term") shall automatically be extended one additional year unless, not later than September 30 of the preceding year, the Company's Board of Directors shall give written notice to Mr. Botts that the Term shall cease to be so extended. In no event will the Term extend beyond the end of the calendar month in which Mr. Botts' 65th birthday occurs. If Mr. Botts is terminated for any reason other than Misconduct or Disability (both as defined in the employment agreement), he will continue to be compensated for the remainder of the term of the employment agreement and to receive coverage under the Company's life, disability, accident and group health insurance plans. Additionally, Mr. Botts may receive the same benefits if he terminates his employment for Good Reason (as defined in the employment agreement).

COMPENSATION COMMITTEE REPORT

Compensation Philosophy

The Company's primary business objective is to maximize shareholder value over the long term. To help accomplish this objective, the Compensation Committee (the "Committee") has developed an overall executive compensation philosophy with goals as follows:

- Attract, retain, and motivate key executives;
- Reward performance rather than create a sense of entitlement;
- Align executive and shareholder interests by long-term incentives related to stock ownership and cash incentive payments, which would mirror share performance;
- Assure that objectives for corporate and individual performance are established and measured.

For comparison of peer company performance, and in order to maintain consistency in the Company's method of determining executive compensation, the Company selects comparable companies, which includes searches in various databases from the NASDAQ National Market System, Security and Exchange Commission ("SEC") filings, CoreData Inc., and Standard Industrial Classification (SIC) Codes 382 (Laboratory and Analytical Instruments) and 3823 (Process Control Instruments). The Committee believes that SIC Code 382 contains companies that most closely represent an established grouping of which the Company may be called a peer. The Company reviewed public filings of compensation reports and employment agreements for companies in SIC Code 382. The review included a comparison of such companies to the Company in terms of growth in revenue, operating profit, net income, earnings per share, average return on assets and equity and compensation of executive management. The Committee seeks to set executive compensation to correspond to a range of what is believed to be between the mid-to-high end of compensation ranges for executives in such companies, with further consideration based on the Company's performance compared to such peer companies. Total direct compensation includes base pay, short-term bonus at target and long-term incentives. Overall, individual performance is measured against the following factors, which may vary as required by business conditions:

- Long-term strategic goals;
- Short-term business goals;
- Revenue and profit goals;
- Customer satisfaction;
- New business creation;
- Total stockholder return;
- The development of employees; and
- The fostering of teamwork and other OI values

Base Salaries

The Committee reviews annually each executive's base salary. Base salaries are targeted at median levels for public companies of O.I. Corporation's relative size, as discussed above, but are determined primarily by individual performance relative to achieving Company goals. It is believed that base salary paid in 2004 to the CEO was consistent with such policy.

When evaluating individual performance, the Committee considers the executive's efforts and achievement of performance measures set forth above and extraordinary and unusual circumstances impacting on such measures. No specific weights have been assigned to the various factors.

The base salary of Mr. William W. Botts (Chairman of the Board, CEO, and President of the Company) and other executives of the Company were reviewed at the January 23, 2005 meeting of the Compensation Committee. Based on the factors discussed above and compensation paid by comparable companies, the Committee decided to increase Mr. Botts' base salary from $210,000 per year to $225,000 per year, effective the pay period beginning January 31, 2005.

Annual Cash Incentives

Annual cash bonuses provide executives with direct financial incentives to achieve corporate and individual performance goals. Bonuses for each executive are determined by the extent to which the Company meets its financial goals, which includes growth in revenue, operating profit, net income, earnings per share, and average return on assets and equity. Performance is also judged on the achievement of business plan goals relating to improving product quality and productivity and growth through new product development and acquisitions. No specific weights have been assigned to the various factors.

As shown in the Summary Compensation Table on page 10 of this Proxy Statement, and in consideration of the Company's and the executive officers' performance for 2004, Mr. Botts was awarded a bonus of $60,000 for 2004, which was paid in 2005, $10,000 for 2003, which was paid in 2004, and was awarded no bonus for 2002.

Long-Term Incentives (Stock Options)

The Board decided to continue studying various forms of compensation as alternatives to incentive stock bonuses.

Long-term incentives are provided pursuant to the 2003 Incentive Compensation Plan. The Committee determines annually the total amount of options that will be made available to the Company's executives. The amount of options granted each year is based on the executives' total compensation package and reflects the desire of the Compensation Committee to encourage equity ownership by the Company's executives in order to provide an appropriate link to the interest of the shareholders, to reward prior performance, and to provide long-term incentive award opportunities.

The stock option grants made in 2004 were determined by the Compensation Committee based on the performance of each executive with respect to their contribution to the Company's financial performance, measured as discussed above, together with an appraisal of the extent to which pre-established objectives were achieved, as well as the Committee's perception of the executive's ability and potential to contribute to the growth and profitability of the Company, to identify changing business conditions (such as market changes and competitive threats), and to respond with appropriate business strategies. No specific weights have been assigned to the foregoing factors.

As reflected in the Summary Compensation Table on page 10 of this Proxy Statement, Mr. Botts did not receive stock options for the years 2002, 2003, or 2004.

Summary

The Committee believes that the incentive compensation program for the executives of the Company is competitive with the compensation programs provided by comparable companies and serves the best interest of the shareholders of the Company. The Committee also believes that annual performance pay is appropriately linked to individual performance, the Company's annual financial performance, and shareholder value. In view of the changing compensation practices, which are evolving in the wake of recent legislation, the Company intends to review the overall incentive compensation program in further detail at its subsequent Board meetings. The report of the Compensation Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended, or under the Exchange Act, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

The foregoing report is given by the following members of the Compensation Committee:

Edwin B. King, Compensation Committee Chairman
Jack S. Anderson
Richard W. K. Chapman
Craig R. Whited

FIVE-YEAR CUMULATIVE TOTAL RETURN
OF O.I. CORPORATION, NASDAQ MARKET INDEX,
AND PEER GROUP INDEX

The following graph compares the cumulative total return on $100 invested as of December 31, 1999 through December 31, 2004 in the common stock of the Company, the NASDAQ Market Index, and a peer group index consisting of public companies with the Company's Standard Industrial Classification ("SIC") Code (Laboratory and Analytical Instruments). The Company has never paid any dividends.



DOLLARS
275
250
225
200
175
150
125
100
75
50
25
0

	1999	2000	2001	2002	2003	2004
O.I. Corporation	100	93.66	165.08	103.11	222.20	252.72
NASDAQ Market Index	100	62.85	50.10	34.95	52.55	56.97
SIC Code 382	100	108.23	75.93	50.05	80.09	81.88

Assumes $100 Invested on January 1, 2000
Assumes Dividend Reinvested
Fiscal Year Ending December 31, 2004

The foregoing stock price performance comparisons shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act or under the Exchange Act, except to the extent that the Company specifically incorporates this graph by reference, and shall not otherwise be deemed filed under such acts.

There can be no assurance that the Company's stock performance will continue into the future with the same or similar trends depicted in the graph above. The Company will not make or endorse any predictions as to future stock performance.

PROPOSAL 2

RATIFICATION OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors has unanimously selected Grant Thornton LLP and urges you to vote FOR the ratification of the appointment of such firm as independent public accountants of the Company for the year 2005. Proxies solicited hereby will be so voted unless shareholders specify otherwise in their proxies. The affirmative vote of the holders of a majority of the Common Stock present in person or by proxy at the meeting and entitled to vote is required for approval of this Proposal.

The Board of Directors has appointed the firm of Grant Thornton LLP as the Company's independent public accountants for the fiscal year ending December 31, 2005, subject to ratification by the Company's shareholders. Grant Thornton began serving as the Company's independent public accountants in November 2002.

Representatives of Grant Thornton are not expected to be present at the Annual Meeting of Shareholders, but will be available by telephone if necessary to make a statement, if they desire to do so, and to respond to appropriate questions from those attending the meeting.

Audit fees to Grant Thornton, including quarterly reviews for 2004, were approximately $115,450. In 2004, the Company did not pay any other fees to Grant Thornton LLP other than $34,595 for tax return preparation and tax consultation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth, as of March 14, 2005, certain information with respect to the shares of Common Stock beneficially owned by (i) each person known by the Company to own beneficially five percent or more of the Common Stock, (ii) each director and director nominee of the Company, (iii) each of the executive officers of the Company named above under "Executive Officers of the Registrant," and (iv) all directors, director nominees and executive officers of the Company as a group.

Name and Business Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
William W. Botts President, Chairman of the Board, Chief Executive Officer P.O. Box 9010, College Station, TX 77842-9010	308,775 (1)	10.8%
Heartland Advisors, Inc. 789 North Water Street, Milwaukee, WI 53202	245,900 (2)	8.7%
Farnam Street Partners 3033 Excelsior Blvd., Suite 300, Minneapolis, MN 55426	242,241 (3)	8.6%
Advisory Research, Inc. 180 North Stetson St., Suite 5780, Chicago, IL 60601	215,400 (4)	7.6%
Dimensional Fund Advisors, Inc. 1299 Ocean Avenue, 11th Flr., Santa Monica, CA 90401	171,600 (5)	6.1%
Jack S. Anderson, Director	35,564 (6)	1.3%
Edwin B. King, Director	30,564 (7)	1.1%
Craig R. Whited, Director	21,664 (8)	*
Richard W. K. Chapman, Director	16,000 (9)	*
Directors and executive officers as a group (8 persons)	461,489 (10)	15.7%

* Less than 1%.

(1) Includes 39,000 shares subject to options currently exercisable, or exercisable within 60 days after the date hereof.

(2) As of December 31, 2004, Heartland Advisors, Inc. has shared dispositive power as to all 245,900 shares, which may be deemed to be beneficially owned. All shares are held in investment advisory accounts of Heartland Advisors, Inc. As a result, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities. The interests of one such account, Heartland Value Fund, a series of Heartland Group, Inc., a registered investment company, relates to more than 5% of the class.

(3) As of April 2, 2003, Farnam Street Partners, L.P., a Minnesota Limited Partnership ("the Fund"), has sole dispositive and voting power as to all 242,241 shares. The Fund, whose principal business activities involve investing in equity securities of publicly traded companies, as well as other types of securities, is the beneficial owner of such shares, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934.

(4) As of December 31, 2004, Advisory Research, Inc., an investment advisor, has sole dispositive and voting power as to all 215,400 shares, which are deemed to be beneficially owned.

(5) As of December 31, 2004, Dimensional Fund Advisors, Inc. ("Dimensional"), an investment advisor, registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment

companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts. (These investment companies, trusts, and accounts are the "Funds"). In its role as investment advisor or manager, Dimensional possessed investment and/or voting power over 171,600 shares of O.I. Corporation stock as of December 31, 2004. The Funds own all the shares, and Dimensional disclaims beneficial ownership of such securities.

(6) Includes 12,000 shares subject to options currently exercisable or exercisable within 60 days after the date hereof.

(7) Includes 12,000 shares subject to options currently exercisable or exercisable within 60 days after the date hereof

(8) Includes 11,000 shares subject to options currently exercisable or exercisable within 60 days after the date hereof.

(9) Includes 5,000 shares subject to options currently exercisable or exercisable within 60 days after the date hereof.

(10) Includes 116,540 shares subject to options currently exercisable or exercisable within 60 days after the date hereof.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and officers, and persons who own more than ten percent of the Common Stock, to file initial reports of ownership and reports of changes in ownership (Forms 3, 4, and 5) of Common Stock with the Securities and Exchange Commission (the "SEC") and the Nasdaq Stock Market. Officers, directors and greater than 10% shareholders are required by SEC regulation to furnish the Company with copies of all such forms that they file. To the Company's knowledge, based solely on the Company's review of the copies of such reports received by the Company and on written representation by certain reporting persons that no reports on Form 5 were required, the Company believes that during the fiscal year ended December 31, 2004, its officers and directors were in compliance with all applicable Section 16(a) filing requirements.

SHAREHOLDER PROPOSALS

A proposal of a shareholder intended to be presented at the next annual meeting must be received at the Company's principal executive offices no later than December 11, 2005 if the shareholder making the proposal desires such proposal to be considered for inclusion in the Company's proxy statement and form of proxy relating to such meeting. The Company has also adopted Bylaw provisions which require that nominations of persons for election to the Board of Directors and the proposal of business by shareholders at an annual meeting of shareholders must fulfill certain requirements which include the requirement that notice of such nominations or proposals must be delivered to the Secretary of the Company not less than 60 days nor more than 90 days prior to the anniversary of the prior annual meeting. In order to be timely for next year's annual meeting such notice must be delivered between February 10, 2006 and March 11, 2006. If such timely notice of a shareholder proposal is not given, the proposal may not be brought before the annual meeting. If timely notice is given but is not accompanied by a written statement to the extent required by applicable securities laws, the Company may exercise discretionary voting authority over proxies with respect to such proposal if presented at the annual meeting. No shareholder proposal or director nominees have been received for the 2005 annual meeting.

Notices regarding each matter must contain:

- A brief description of the business to be brought before the Annual Meeting and the reason for conducting the business at the Annual Meeting;
- The name and address of record of the stockholder proposing the business;
- The class and number of shares of stock that are beneficially owned by the stockholder; and
- Any material interest of the stockholder in the business to be conducted.

OTHER MATTERS

Management knows of no other matters to be brought before the annual meeting of shareholders at the time and place indicated in the notice thereof; however, if any additional matters are properly brought before the meeting, the persons named in the enclosed proxy shall vote the proxies in their discretion in the manner they believe to be in the best interest of the Company.

The accompanying form of proxy has been prepared at the direction of the Board of Directors of the Company, of which you are a shareholder, and is sent to you at the request of the Board of Directors. The proxies named therein have been designated by your Board of Directors.

EVEN IF YOU PLAN TO ATTEND THE MEETING, PLEASE SIGN, DATE AND MAIL THE ENCLOSED PROXY AND MAIL IT IMMEDIATELY. YOU MAY REVOKE YOUR PROXY IN PERSON IF YOU ARE ABLE TO ATTEND.

O. I. CORPORATION

By Order of the Board of Directors

Jane A. Smith

Jane A. Smith
Vice President-Corporate Secretary

April 14, 2005

EXHIBIT - A

AUDIT COMMITTEE CHARTER
O.I. CORPORATION

Purpose

The audit committee of the board of directors shall assist the board in overseeing (1) the financial statements and audits of the Company, (2) the Company's compliance with financial reporting requirements and (3) the independence and performance of the Company's internal and external auditors.

Composition

The membership of the audit committee shall consist of at least three members of the board of directors, who shall serve at the pleasure of the board of directors and be appointed by the full board of directors, and who shall meet the following criteria:

1. Each member of the audit committee must be an "independent director" within the meaning of applicable law and the applicable rules of The Nasdaq Stock Market, Inc., as then in effect, except under exceptional and limited circumstances as determined by the board of directors in accordance with applicable Nasdaq rules. No member of the audit committee may receive any consulting, advisory or other compensatory fee from the company other than for board service, and no member may be an affiliate of the company by stock ownership or otherwise.

2. Each member of the audit committee must be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement, at the time the member joins the board of directors.

3. At least one member of the audit committee shall be considered by the board of directors to be an audit committee financial expert as defined under Item 401(h) of Regulation S-K, or shall otherwise have such additional financial expertise in accounting and auditing as are required under applicable law and applicable Nasdaq rules, as then in effect.

Responsibilities

In meeting its responsibilities, the audit committee has full authority and responsibility to:

1. Make regular reports to the board of directors.

2. Review and reassess the adequacy of the committee's charter annually, recommend any proposed changes to the board of directors for approval, and approve the audit committee charter in the form to be included as required in the Company's proxy statement.

3. Review the annual audited financial statements with management and the independent auditors, including major issues regarding accounting and auditing principles and practices as well as the Company's system of internal controls.

4. Determine whether to recommend to the board of directors that the annual audited financial statements be included in the Company's annual report on Form 10-K.

5. Review with management and the Company's independent auditors any significant financial reporting issues raised by management or the independent auditors in connection with the preparation of the Company's annual audited financial statements.

6. Review proposed major changes to the Company's auditing and accounting principles and practices that are brought to the attention of the audit committee by independent auditors, internal auditors or management.

7. Appoint the independent auditors, establish the audit fees, pre-approve any non-audit services, including tax services, before the services are rendered. Review and evaluate the performance of the independent auditors and review with the full board of directors any proposed discharge of the independent auditors.

8. Obtain from the independent auditors a formal written statement delineating all relationships between the independent auditors and the Company, consistent with Independence Standards Board Standard 1.

9. Actively engage in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors.

10. Review any significant financial reports to management prepared by the internal auditing department, if any, and management's responses.

11. Approve (i) all audit services, including comfort letters, in advance or by approval of the scope of engagement of the independent auditors and (ii) all permissible non-audit services in advance.

12. Meet with the independent auditors to review the planning and staffing of the audit.

13. Discuss with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit.

14. Review with the independent auditors any management letter provided by the auditors and management's response to that letter.

15. Prepare the report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

16. Review with counsel legal matters that are brought to the audit committee's attention and that may have a material impact on the financial statements, the Company's compliance policies and material reports or inquiries received from regulatory bodies.

17. Meet at least annually with the senior internal auditing executive, if any, and the independent auditor in separate executive sessions.

18. Review and approve all related party transactions.

19. Establish procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters, as required by applicable law.

20. Review disclosures to the audit committee required under Section 302 and other provisions of the Sarbanes-Oxley Act.

21. Upon receiving a request from management for the independent auditors to perform any additional, audit, audit related, tax or other non-audit related services not previously approved by the Audit Committee, the request will be submitted at the next Audit Committee meeting for approval. If time is of the essence, the audit committee chairman may approve the performance of such services, or if the audit committee chairman is not available, then with all of the other members of the committee in agreement, they may approve the request.

22. The individual members will perform annual self-evaluations in order to evaluate their performance, and the Committee will review these evaluations on an annual basis and apply them to the Committee as a whole.

Powers

The audit committee shall have the power to conduct or authorize investigations into any matters within the committee's scope of responsibilities. The committee shall be empowered to retain and determine the funding for independent counsel, accountants, or other advisors to the committee. The committee shall meet at least four times each year, either in person or teleconference, but no less than two meetings in person, and may ask members of management or others to attend its meetings and provide relevant information as necessary.

The audit committee is authorized to delegate to one or more of its members the authority to pre-approve auditing services and permitted non-audit services, provided that each pre-approval decision is presented to the full committee at a scheduled meeting.

The audit committee shall have such other functions as assigned by law, the Company's charter and bylaws, or the board of directors.

Relationship with Auditors and Board of Directors

The Company's independent auditors are ultimately accountable to the board of directors of the Company and to the audit committee, as representatives of the stockholders of the Company. Although the audit committee has the responsibilities and powers set forth in this charter, it is not the duty of the audit committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditors. Nor is it the duty of the audit committee to assure compliance with laws and regulations and the Company's code of conduct.

THIS PAGE INTENTIONALLY LEFT BLANK

O·I·CORPORATION

Corporate Headquarters
151 Graham Road • PO Box 9010 • College Station, Texas USA 77845
FAX (979) 690-0440 • (979) 690-1711 • (800) 653-1711 USA/Canada
www.oico.com • e-mail: oimail@oico.com

Publication 22730305